   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 9, 1999

                                                REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           UNO RESTAURANT CORPORATION
             (Exact Name Of Registrant As Specified In Its Charter)

                           DELAWARE                                                       04-2953702
               (State or Other Jurisdiction of                                         (I.R.S. Employer
                Incorporation or Organization)                                      Identification Number)

                           --------------------------

                             100 CHARLES PARK ROAD
                             WEST ROXBURY, MA 02132
                                 (617) 323-9200
   (Address, Including Zip Code and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                         ------------------------------

                                CRAIG S. MILLER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             100 CHARLES PARK ROAD
                             WEST ROXBURY, MA 02132
                                 (617) 323-9200
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                         ------------------------------

                                   COPIES TO:

           STEVEN R. LONDON, ESQUIRE                        PHILIP P. ROSSETTI, ESQUIRE
         BROWN, RUDNICK, FREED & GESMER                          HALE AND DORR LLP
              ONE FINANCIAL CENTER                                60 STATE STREET
          BOSTON, MASSACHUSETTS 02111                       BOSTON, MASSACHUSETTS 02109
                 (617) 856-8200                                    (617) 526-6000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                             PROPOSED            PROPOSED
                                                          AMOUNT             MAXIMUM             MAXIMUM            AMOUNT OF
              TITLE OF EACH CLASS OF                      TO BE           OFFERING PRICE        AGGREGATE          REGISTRATION
           SECURITIES TO BE REGISTERED                REGISTERED(1)        PER SHARE(2)     OFFERING PRICE(2)          FEE
      common stock, $.01 par value................      2,300,000             $11.81           $27,168,750            $7,553

(1) Includes up to 300,000 shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, and based upon the average of the reported high and low prices of the common stock on the New York Stock Exchange on September 7, 1999.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 1999
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                     [LOGO]

                                2,000,000 SHARES

                                  COMMON STOCK

    Uno Restaurant Corporation is offering 1,000,000 shares of common stock and the selling stockholders are offering an additional 1,000,000 shares. Uno Restaurant Corporation's common stock is traded on the New York Stock Exchange under the symbol "UNO." The last reported sale price of the common stock on the New York Stock Exchange on September 7, 1999 was $11.94 per share.

                            ------------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                            ------------------------

                                                                                         PER SHARE      TOTAL
                                                                                         ---------  -------------
Public Offering Price..................................................................  $          $
Underwriting Discounts and Commissions.................................................  $          $
Proceeds to Uno........................................................................  $          $
Proceeds to the Selling Stockholders...................................................  $          $

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Uno has granted the underwriters a 30-day option to purchase up to an additional 300,000 shares of common stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to
purchasers on or about            , 1999.

                            ------------------------

BANCBOSTON ROBERTSON STEPHENS                         U.S. BANCORP PIPER JAFFRAY

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER   , 1999

DESCRIPTION OF INSIDE FRONT COVER:

                             [GRAPHIC DESCRIPTION]

    A photo of the exterior of a Pizzeria Uno... Chicago Bar & Grill along with photos of the interior of a Pizzeria Uno... Chicago Bar & Grill.

DESCRIPTION OF INSIDE FRONT COVER FOLDOUT:

                             [GRAPHIC DESCRIPTION]

    A photo of the Interior of a Pizzeria Uno... Chicago Bar & Grill and various menu items served at Pizzeria Uno... Chicago Bar & Grill restaurants.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

    As used in this prospectus, the terms "we," "us," "our," and "Uno" mean Uno Restaurant Corporation and its subsidiaries (unless the context indicates a different meaning), and the term "common stock" means our common stock, $.01 par value per share. Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Summary....................................................................................................           1
Risk Factors...............................................................................................           4
A Warning About Forward-Looking Statements.................................................................          10
Use of Proceeds............................................................................................          11
Price Range of Uno Restaurant Corporation Common Stock.....................................................          12
Dividend Policy............................................................................................          12
Capitalization.............................................................................................          13
Selected Consolidated Financial Data.......................................................................          14
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          16
Business...................................................................................................          27
Management.................................................................................................          39
Principal and Selling Stockholders.........................................................................          42
Description of Capital Stock and Other Matters.............................................................          44
Certain Transactions.......................................................................................          46
Underwriting...............................................................................................          47
Legal Matters..............................................................................................          48
Experts....................................................................................................          49
Where You Can Find Additional Information..................................................................          49
Index to Consolidated Financial Statements.................................................................         F-1

                            ------------------------

    UNO(-Registered Trademark-), PIZZERIA UNO(-Registered Trademark-), PIZZERIA DUE(-Registered Trademark-) and PIZZERIA UNO...CHICAGO BAR &
GRILL(-Registered Trademark-) are registered trademarks of Uno Restaurant Corporation.

                                    SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR FINANCIAL STATEMENTS AND ACCOMPANYING NOTES THAT APPEAR ELSEWHERE IN THIS PROSPECTUS.

                           UNO RESTAURANT CORPORATION

    We currently own and operate 100 and franchise 62 casual dining, full-service restaurants operating primarily under the name Pizzeria Uno...Chicago Bar & Grill. Our restaurants offer a diverse, high quality menu at moderate prices in a casual, friendly atmosphere. The restaurants feature our signature Chicago-style, deep-dish pizza and a selection of baked, grilled and sauteed entrees, including gourmet thin crust pizza, pasta, fajitas, ribs, steak and chicken, as well as a variety of appetizers, salads, sandwiches and desserts. Company-owned restaurants are located primarily in major metropolitan markets from New England to Virginia, as well as Florida, Chicago and Denver, and franchised restaurants are located throughout the United States and Puerto Rico as well as one full-service franchised restaurant in Seoul, Korea.

    In response to changing customer demands and preferences, our concept has evolved over the years as we have strengthened our brand loyalty and leveraged the appeal of our Chicago-style, deep-dish pizza. Beginning in 1994, we began the process of repositioning our concept from Pizzeria Uno, primarily a Chicago-style, deep-dish pizza concept to Pizzeria Uno...Chicago Bar & Grill, a full-service, casual dining restaurant which offers a diverse, high quality menu at moderate prices with full bar service. With this repositioning substantially complete, the primary features of our concept are as follows:

    - DISTINCTIVE BRAND. We believe that our long-standing name, Pizzeria Uno, and our signature Chicago-style, deep-dish pizza, give us a brand awareness that distinguishes our restaurants from other casual dining concepts and generate frequent customer visits and customer loyalty.

    - CASUAL, FUN DINING ATMOSPHERE. Our restaurants are designed and decorated to create the comfortable and fun atmosphere guests expect of full-service, casual dining restaurants, as distinguished from typical pizza restaurants. Our latest prototype restaurants, which average 5,300 to 5,800 square feet, are designed to replicate the look and feel of an old Chicago warehouse with exposed ceilings, industrial lighting, cement floors, painted murals, crates of beverages, vintage photographs of Chicago and similar artifacts.

    - DIVERSE, HIGH QUALITY MENU. We differentiate ourselves from quick service pizza, pasta and full-service Italian restaurants by offering a diverse, high quality menu, including some of the most popular casual dining appetizers, entrees and desserts, which we believe are given a distinctive appeal through our proprietary recipes. Non-pizza menu items represent approximately 65% of total food sales for company-owned restaurants.

    - ENHANCED DINING VALUE. Our new menu initiative provides our guests with enhanced value through larger portions of higher quality, moderately-priced food. Our menu entrees range in price from $7.99 to $12.99, which is comparable to other casual dining restaurants, and, together with our larger portions, are designed to enhance the value received by our guests.

    We believe that our improved operating results are substantially attributable to the successful repositioning of our concept. Compared to the same quarter in the prior year, we have had six consecutive quarters of comparable store sales increases for company-owned restaurants. In addition, comparable store sales increased 5.3% for the thirty-nine weeks ended June 27, 1999 and increased 9.2% for the first two months of the fiscal quarter ending October 3, 1999, compared to the same periods for the prior year. Our operating margin increased from 5.1% in fiscal 1996, before special charges, to 7.0% for the thirty-nine weeks ended June 27, 1999. For the last six quarters, we have generated quarterly earnings per share growth in excess of 20% compared to the same period in the prior year. For the last twelve months, our current company-owned prototype restaurants have averaged $2.1 million in sales and $494,000 in operating cash flow, or 24% of total sales. Based on an average investment of approximately $1.7 million, excluding average land costs of approximately $830,000, these restaurants have generated an average cash return on investment of 29% in their first year.

    Our objective is to become a leading full-service, casual dining establishment in each of our markets. To achieve our objective, we have developed the following strategies:

    - ENSURE HIGH QUALITY GUEST EXPERIENCE. Through extensive training, experienced restaurant-level management and rigorous operational and quality controls, we seek to provide high quality menu items and to ensure prompt, friendly and high energy service to our guests, generating frequent customer visits and enhancing customer loyalty.

    - ACHIEVE ATTRACTIVE RESTAURANT-LEVEL ECONOMICS. The repositioning of our concept has generated increased restaurant sales and improved profitability. We believe that we have been and will continue to be able to improve operating results from the broad appeal of our concept, careful site selection and cost-effective development, consistent application of our management and training programs, and strict cost and product quality controls.

    - ACCELERATE DEVELOPMENT OF COMPANY-OWNED AND FRANCHISED RESTAURANTS. We believe that we have significant opportunities to open additional restaurants and accordingly are implementing an accelerated expansion strategy. In fiscal 2000, we intend to open approximately 13 to 15 company-owned restaurants and 10 to 12 franchised restaurants, and, in fiscal 2001, we intend to open approximately 15 to 18 company-owned restaurants and 12 to 15 franchised restaurants.

    - LEVERAGE INFRASTRUCTURE TO SUPPORT GROWTH. We believe we have been able to attract and retain high quality restaurant management by offering a competitive compensation and benefits program. We also believe that our current management information systems have the features and capacity to support our accelerated growth plan and to achieve attractive restaurant level economics.

    - EXPAND OUR CONSUMER PRODUCTS BUSINESS. We plan to continue to expand our consumer products business principally through the distribution of our Pizzeria Uno brand, Chicago-style, deep-dish pizza, calzones, and other pizza products in hotels, movie theater chains, supermarkets, food courts and airports. We have established relationships with Doubletree Hotels and General Cinema, as well as American Airlines.

    Our principal executive offices are located at 100 Charles Park Road, West Roxbury, Massachusetts 02132, and our telephone number is (617) 323-9200.

                                  THE OFFERING

Common stock offered by Uno............  1,000,000 shares
Common stock offered by the selling
  stockholders.........................  1,000,000 shares
Common stock to be outstanding after
  this offering........................  11,226,411 shares
Use of proceeds........................  To repay indebtedness, to develop additional restaurants, and for working capital and general
                                         corporate purposes.
New York Stock Exchange symbol.........  UNO

                      SUMMARY CONSOLIDATED FINANCIAL DATA
    (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA, NUMBER OF RESTAURANTS AND
                                  PERCENTAGES)

    The as adjusted balance sheet data in the table below gives effect to the sale of 1,000,000 shares of common stock we are offering at an assumed offering price of $12.00 per share, and the application of the net proceeds from the sale of the shares, after deducting the estimated underwriting discount and estimated offering expenses payable by us. See "Use of Proceeds."

                                                FISCAL YEAR ENDED              THIRTY-NINE
                                          ------------------------------       WEEKS ENDED
                                           SEPT.      SEPT.      SEPT.     -------------------
                                            29,        28,        27,      JUNE 28,   JUNE 27,
                                            1996       1997       1998       1998       1999
                                          --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues................................  $172,141   $178,020   $191,276   $140,603   $152,546
Operating income........................    4,924      6,878     12,652       8,536     10,659
Net income..............................    1,686      2,673      5,387       3,193      5,425
Net income per share:
  Basic.................................  $  0.13    $  0.22    $  0.49    $   0.29   $   0.52
  Diluted...............................     0.13       0.22       0.49        0.29       0.52
Shares used in per share calculation:
  Basic.................................   12,694     11,951     10,873      10,930     10,317
  Diluted...............................   12,756     12,008     10,932      10,989     10,416

OPERATING DATA (UNAUDITED):
Number of Restaurants
FULL-SERVICE PIZZERIA UNO...CHICAGO BAR
  & GRILL
  Company-owned.........................       86         92         94          94         99
  Franchised............................       39         43         46          45         47
OTHER
  Company-owned.........................        6          5          3           3          1
  Franchised............................       28         26         20          19         25
                                          --------   --------   --------   --------   --------
    Total...............................      159        166        163         161        172
                                          --------   --------   --------   --------   --------
                                          --------   --------   --------   --------   --------
Average Annual Restaurant Sales
FULL-SERVICE PIZZERIA UNO...CHICAGO BAR
  & GRILL
  Company-owned.........................  $ 1,846    $ 1,818    $ 1,854    $  1,813   $  1,918
  Franchised............................    1,819      1,858      1,881       1,844      1,966
OTHER
  Franchised............................    1,223      1,199      1,207       1,201      1,138

Comparable Restaurant Sales Change
FULL-SERVICE PIZZERIA UNO...CHICAGO BAR
  & GRILL
  Company-owned.........................     (1.3 )%    (1.7 )%     1.3%        0.8%       5.3%
  Franchised............................     (1.1 )%     0.7%       1.8%        1.8%       4.7%
OTHER
  Franchised............................     (1.0 )%    (2.9 )%    (5.1 )%     (4.9)%     (6.1)%

                                                                                                JUNE 27, 1999
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
Cash......................................................................................  $   1,311   $   1,311
Total assets..............................................................................    147,353     147,353
Long-term debt, net of current portion....................................................     38,958      28,003
Capital lease obligations, net of current portion.........................................        521         521
Total shareholders' equity................................................................  $  75,069   $  86,024

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE DECIDING TO INVEST IN THE SHARES OF COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US, THAT WE CURRENTLY DEEM IMMATERIAL OR THAT ARE SIMILAR TO THOSE FACED BY OTHER COMPANIES IN OUR INDUSTRY OR BUSINESS IN GENERAL, MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF FUTURE OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. THIS PROSPECTUS ALSO CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE RISKS FACED BY US DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

OUR OPERATING RESULTS MAY FLUCTUATE DUE TO SEASONALITY AND OTHER FACTORS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE

    Our business is subject to seasonal fluctuations. As of August 29, 1999, 61 of our 99 full-service Pizzeria Uno...Chicago Bar & Grill restaurants were located in the Northeast region of the United States. Historically, sales in our Northeast restaurants have been higher during our third and fourth fiscal quarters. Weekend winter storms and inclement weather generally will impact our restaurant sales negatively during our first and second fiscal quarters.

    In addition to seasonality, our operating results may fluctuate significantly because of a number of other factors including:

    - the timing of new restaurant openings and related expenses;

    - profitability of new restaurants;

    - increases or decreases in comparable restaurant sales;

    - fluctuations in food costs, particularly the cost of cheese, produce and chicken;

    - general economic conditions, particularly adverse economic conditions in the Northeast region of the United States; and

    - factors associated with closing a unit, including payment of the base rent for the balance of the lease term.

    As a result of these factors, our operating results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year. Our operating results may fall below the expectations of public market analysts and investors. In that event, the price of our common stock would likely decrease.

NEW RESTAURANTS MAY NOT PERFORM AS WELL AS RECENTLY OPENED RESTAURANTS

    We cannot be certain that the new restaurants which we plan to open will perform as well as those which we have recently opened. Restaurant sales, cash flows and return on investment for these new restaurants may be lower than what we hope to achieve from our current prototype restaurants. Individual unit investment costs for our new restaurants may also be higher than expected due to a variety of factors, including competition for sites, location, construction costs, unit size and the mix of facility conversions, build-to-suit locations and leased locations. Any of these factors could cause these new restaurants to be less successful than our recently opened prototypes.

THE RESTAURANT INDUSTRY IS INTENSELY COMPETITIVE

    Competition in the restaurant industry is intense and we cannot guarantee that we will compete successfully. We compete principally with moderately-priced, casual dining, full-service restaurants primarily on the basis of the quality of food, menu selection, price, service and decor. Changes in consumer tastes, preferences and discretionary spending patterns will affect our competitive position.

We also compete intensely for real estate sites, personnel and qualified franchisees. We have many well-established competitors, some with substantially greater financial and management resources and longer operating histories than our own, including competitors already established in regions in which we are planning to expand, as well as competitors planning to expand in those regions and in our existing markets. In addition to national restaurant chains, our competitors include regional and local chains, as well as local owner-operated restaurants.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO EXPAND AT THE RATE WE INTEND TO EXPAND

    Delays in opening new restaurants at the rate we intend to open them, as well as failures in opening profitable new restaurants, could materially and adversely affect our business and results of operations. We have experienced delays in restaurant openings from time to time and may experience delays in the future.

    In fiscal 2000, we intend to open approximately 13 to 15 restaurants and, in fiscal 2001, we intend to open approximately 15 to 18 restaurants. Our ability to open new restaurants in a timely and profitable manner and the rate we expect to open such restaurants will depend on a number of factors, some of which are beyond our control, including:

    - the identification and availability of suitable restaurant sites;

    - negotiation of favorable leases;

    - the timely development in certain cases of commercial, residential, street or highway construction near our restaurants;

    - our dependence on contractors to construct new restaurants in a timely manner;

    - management of construction and development costs of new restaurants;

    - securing required local, state and federal governmental approvals and permits; and

    - recruitment of qualified operating personnel.

OUR FAILURE TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES WILL ADVERSELY AFFECT US

    Our success and the success of our restaurants depend upon our ability to attract and retain a sufficient number of qualified employees, including skilled management, guest service personnel and wait and kitchen staff. Qualified individuals needed to fill these positions are in short supply in some geographic areas. We face significant competition in the recruitment of qualified employees. Our inability to recruit and retain qualified individuals may delay the planned openings of new restaurants, result in higher employee turnover, or affect our ability to provide a high quality guest experience in our restaurants. Any of these consequences would have a material adverse effect on our business and results of operations.

IF WE ARE NOT ABLE TO ANTICIPATE AND REACT TO INCREASES IN OUR FOOD AND LABOR COSTS, OUR PROFITABILITY WILL DECLINE

    Our restaurant operating costs principally consist of food and labor costs. Various factors beyond our control, including adverse weather conditions and governmental regulation, may affect our food and labor costs. Failure to anticipate or react to changing food or labor costs through purchasing practices, menu composition or price adjustments, or to retain guests if we are forced to raise menu prices, could have a material adverse effect on our business and results of operations. Menu price increases could cause our guests to visit lower-priced restaurants rather than ours. In the past, increases in the price of cheese, produce and chicken have reduced our operating profits. Similar price increases could reduce our operating profit in the future.

    A substantial number of our employees are subject to various minimum wage requirements or, although paid at rates above minimum wage, are directly affected by changes in minimum wage requirements. Minimum wage increases will increase our labor costs and could have a material adverse effect on our business and results of operations. Changes in other governmental requirements relating to employee benefits, such as health benefits and leaves of absence, would also increase our labor costs.

IF WE ARE NOT ABLE TO SUCCESSFULLY MANAGE OUR GROWTH, OUR BUSINESS AND RESULTS OF OPERATIONS MAY BE ADVERSELY IMPACTED

    We face many business risks associated with growth companies, including the risk that our existing management, information systems and financial controls will be inadequate to support our planned expansion. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. If we fail to maintain our management, information systems and financial controls, or encounter unexpected difficulties during expansion, our business and results of operations could be materially and adversely affected.

EXISTING OR FUTURE FRANCHISEES MAY NOT SUCCESSFULLY DEVELOP OR OPERATE THEIR RESTAURANTS

    Our success and continued growth are partially dependent on the manner in which our franchisees develop and operate their Pizzeria Uno...Chicago Bar & Grill restaurants. Our existing or future franchisees may not have the business abilities or access to financial resources necessary to successfully develop, open or operate restaurants in their franchise areas in a manner consistent with our standards. In addition, we may be unable to identify and attract new franchisees necessary to meet our plans for expansion and growth.

WE MAY NOT BE ABLE TO RENEW LEASES OR CONTROL RENT INCREASES AT OUR RESTAURANT LOCATIONS

    As of August 29, 1999, 81 of our company-owned restaurants were at leased premises. Upon the expiration of some of these leases and their renewal options, if any, we may not be able to renew these leases. If they are renewed, rents may increase substantially. Either of these events could adversely affect us. Some of our leases are subject to renewal options at fair market value, which could involve substantial rent increases, or are subject to renewal with scheduled rent increases, which could result in rents being above fair market value.

CHANGES IN CONSUMER PREFERENCES OR DISCRETIONARY CONSUMER SPENDING COULD NEGATIVELY IMPACT OUR RESULTS

    Our continued success depends, in part, upon the popularity of our Chicago-style, deep-dish pizza, our other new menu items, and our casual and fun dining atmosphere. Shifts in consumer preferences away from our menu offerings or dining style could materially and adversely affect our future profitability. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could have a material adverse effect on our business and results of operations.

OUR EXPANSION INTO NEW GEOGRAPHIC AREAS INVOLVES A NUMBER OF RISKS THAT COULD DELAY OR PREVENT THE OPENING OF PLANNED NEW RESTAURANTS, OR COULD CAUSE PLANNED NEW RESTAURANTS TO FAIL

    We plan to open new restaurants in geographic markets in which we have limited or no previous operating experience, including Illinois, Indiana and Ohio. These new markets may have different demographic characteristics, competitive conditions and consumer tastes, preferences and discretionary spending patterns than our primary existing metropolitan markets, Boston, New York and Baltimore/ Washington, D.C. These factors may cause our new restaurants to be less successful in these new markets than in our existing markets. Our planned expansion into geographic areas outside our current primary metropolitan markets involves a number of additional risks, including:

    - local custom, wages, costs and other legal and economic conditions particular to new regions;

    - the ability to secure required local governmental permits and approvals;

    - difficulties in managing operations in a number of broadly dispersed locations; and

    - the lack of market awareness or acceptance of our restaurant concept in new geographic areas.

    Any of these risks could delay or prevent us from opening restaurants in new markets. If and when opened, these risks could cause our new restaurants to fail or to be less successful than restaurants in our existing markets.

WE COULD BE SUBJECT TO ADVERSE PUBLICITY OR CLAIMS FROM OUR GUESTS OR EMPLOYEES

    We may be the subject of complaints or litigation from guests alleging food-related illness, injuries suffered on our premises or other food quality, health or operational concerns. Adverse publicity resulting from such allegations may adversely affect us and our restaurants, regardless of whether such allegations are true or whether we are ultimately held liable. We may also be the subject of complaints or allegations from current, former or prospective employees from time to time. A lawsuit or claim could result in an adverse decision against us that could have a material adverse effect on our business and results of operations.

OUR INSURANCE MAY NOT PROVIDE ADEQUATE LEVELS OF COVERAGE AGAINST "DRAM SHOP" CLAIMS

    Our sale of alcoholic beverages subjects us to "dram shop" statutes. These statutes generally provide that an individual injured by an intoxicated person has the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Our dram shop insurance may not continue to be available to us at commercially reasonable prices and may not be sufficient to cover any claims against us for dram shop liability for which we may be held liable. Our business and results of operations would be adversely affected if we are held liable for an amount substantially in excess of our insurance coverage.

OUR BUSINESS DEPENDS ON A FEW KEY EMPLOYEES

    Our business depends on Aaron D. Spencer, our Chairman, Craig S. Miller, our President and Chief Executive Officer, Paul W. MacPhail, our Executive Vice President and Chief Operating Officer, and other key executive officers. The loss of one or more of our key executive officers could impair our business and development. We might be unable to attract and retain qualified replacements.

OUR FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS OR OBTAIN AND MAINTAIN STATE AND LOCAL PERMITS NECESSARY TO OPERATE OUR RESTAURANTS MAY ADVERSELY AFFECT OUR BUSINESS

    Our restaurant operating costs are affected by a number of government laws, rules and regulations, including the following:

    - unemployment tax rates;

    - sales taxes rates;

    - compliance with the Americans With Disabilities Act of 1990, which prohibits discrimination on the basis of disability in public accommodations and employment, and which requires certain facilities to be accessible to the handicapped; and

    - the requirements of the Immigration and Naturalization Service relating to citizenship and residency in employment practices.

    Our company-owned restaurants, as well as our franchisees and their restaurants, are subject to licensing and regulation by a number of government authorities, including alcohol beverage control, health, safety, sanitation, building and fire agencies in the states or municipalities in which our restaurants are located. Our failure to maintain necessary licenses, permits or approvals, including food and alcoholic beverages licenses, or to comply with other government regulations could have a material adverse affect on our business and results of operations. Difficulties or failure in obtaining required licenses and approvals will result in delays in, or cancellations of, the opening of new restaurants.

    We are also subject to federal regulations and certain state laws that govern the offer and sale of franchises. Many state franchise laws impose substantive requirements on our franchise agreements, including limitations on noncompetition provisions and the termination or nonrenewal of a franchise. Difficulties in obtaining the approval to sell franchises or failure to comply with applicable franchise regulations would have a material adverse effect on our business and results of operations and our plans for expansion.

OUR FAILURE OR INABILITY TO ENFORCE OUR TRADEMARKS AND SERVICE MARKS COULD ADVERSELY AFFECT OUR EFFORTS TO MAINTAIN BRAND EQUITY

    If we fail to enforce any of our intellectual property rights, we may be unable to capitalize on our efforts to maintain brand equity. Some or all of our rights related to our intellectual property may not be enforceable, even if registered, against any prior users of similar intellectual property or against our competitors who seek or intend to utilize similar intellectual property. It is possible that we will encounter claims from prior users of similar intellectual property. Claims from prior users could limit our operations and could cause us to pay damages or licensing fees to a prior user or registrant of similar intellectual property. We regard our many trademarks and service marks as having significant value and as being an important factor in the marketing of our restaurants and consumer products. Our ability to continue to grow will depend on our ability to maintain "brand equity" through the use of our trademarks and service marks and our other intellectual property, including our trade dress. The registrations of our most significant marks expire at various times from 2000 to 2008. We intend to renew our registration of such marks before they expire.

THE MARKET PRICE OF OUR COMMON STOCK MAY FLUCTUATE DUE TO LOW TRADING VOLUME

    Historically, the trading volume of our common stock on the New York Stock Exchange has been low compared with many other New York Stock Exchange listed companies. Due to its low trading volume, the market price of our common stock may fluctuate significantly. Attempts to purchase or sell relatively small amounts of our common stock could cause the market price of our common stock to fluctuate. Low trading volume levels may also affect our stockholders' ability to sell shares of our common stock quickly at the current market price. In addition, sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market prices for our common stock.

THE INTERESTS OF OUR CONTROLLING STOCKHOLDER MAY CONFLICT WITH YOUR INTERESTS

    Following the completion of this offering, Mr. Spencer, our Chairman and controlling stockholder, will beneficially own, in the aggregate, approximately 46.0% of our outstanding common stock. As a result, in practical effect, he will continue to control the election of our board of directors, all matters requiring approval by our stockholders, including approval of significant corporate transactions, and the direction of our business. Mr. Spencer could exercise his voting control in ways which adversely affect your interests.

ANTITAKEOVER PROVISIONS IN OUR INCORPORATION DOCUMENTS COULD MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE US

    Our restated certificate of incorporation, as amended, contains certain provisions which could make it more difficult for a third party to make an unfriendly tender offer, or effectuate a proxy contest, merger or change in control. These antitakeover provisions could deter, delay or prevent a takeover attempt or third party acquisition that our stockholders consider to be in their best interest, and could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

THE NUMBER OF SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD CAUSE OUR STOCK PRICE TO DECLINE

    Our officers and directors beneficially own 7,416,871 shares of our common stock, which includes currently exercisable options, and hold options to purchase an additional 166,697 shares of our common stock, which are not currently exercisable, constituting 65.9% in the aggregate of the total number of shares of common stock outstanding as of August 27, 1999. The market price of our common stock could decline as a result of sales by our existing stockholders, including our directors and officers, of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at prices we deem appropriate.

THIS OFFERING WILL HAVE A DILUTIVE EFFECT ON EARNINGS PER SHARE

    Based on our net tangible book value of $7.45 per share as of June 27, 1999, purchasers of the common stock offered in this prospectus by us and by the selling stockholders will experience immediate substantial dilution of approximately $4.24 per share, assuming an offering price of $12.00 per share. Purchasers of common stock will experience additional dilution if outstanding options are exercised.

YEAR 2000 PROBLEMS COULD DISRUPT OUR BUSINESS

    We rely on numerous computer programs for our day to day operations, and we cannot be sure that our computer systems will not be affected by the Year 2000 issue. We believe that the most likely worst case scenario would be our inability to acquire food supplies from our food service distributors. We cannot be sure that we will not incur significant costs caused by undetected errors or defects in the technology used in our internal computer systems or that such errors or defects will not have a negative impact on our business and results of operations. We also cannot be sure that Year 2000 difficulties encountered by our suppliers or others with whom we do business will not have a material adverse impact on our business and results of operations. We have completed our assessment of our computer systems to identify the systems that could be affected by the Year 2000 issue and we have developed an implementation and compliance plan to resolve the issue. Our current plan calls for implementation to be completed during fiscal year 1999, which is now substantially completed. We have also communicated with others, including our vendors, franchise partners and major distributor, whose computer systems' functionality could directly impact our operations, regarding their plans to solve any Year 2000 issues. We are in the process of developing a contingency plan to assure that, if we are unable to acquire supplies from our food service distributors, there is adequate inventory on hand to provide service until an alternative source of supplies becomes available.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

    This prospectus and the documents we have filed with the Securities and Exchange Commission which we have referenced under "Where You Can Find Additional Information" on page 49 contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our judgment regarding future events. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which we are not aware. We urge you to consider the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus and in the other documents filed with the SEC in evaluating our forward-looking statements. We have no plans to update our forward-looking statements to reflect events or circumstances after the date of this prospectus. We generally identify forward-looking statements with the words "intend," "plan," "expect," "anticipate," "estimate," "will," "should" and similar expressions.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the 1,000,000 shares of common stock we are offering will be approximately $11.0 million. If the underwriters fully exercise the over-allotment option, the net proceeds will be approximately $14.3 million.

    For the purpose of estimating net proceeds, we are assuming that the public offering price will be $12.00 per share. "Net proceeds" is what we expect to receive after we pay the underwriting discount and other estimated expenses for this offering. We will not receive any proceeds from the sale of the 1,000,000 shares of common stock by the selling stockholders.

    We expect to use approximately $11.0 million of the net proceeds for repayment of the principal amount outstanding under our $55 million credit facility pursuant to the Amended and Restated Revolving Credit and Term Agreement dated as of November 4, 1997, as amended, by and among us, and our subsidiaries, Uno Foods, Inc., Pizzeria Uno Corporation and URC Holding Company, Inc., as guarantors, and our subsidiaries, Uno Restaurants, Inc. and Saxet Corporation, as borrowers, and Fleet National Bank, as agent, and BankBoston, N.A., as co-agent. As of August 29, 1999, we had borrowed approximately $33.0 million under the credit facility. The credit facility consists of three components, a $26.6 million revolver, a $20 million mortgage facility and a $8.4 million term loan. The $26.6 million revolver is due in October 2002. The $20 million mortgage facility is due in 27 quarterly installments of $500,000 plus interest commencing on January 31, 1998 with a final installment of the outstanding principal plus interest due in October 2004. The $8.4 million term loan is due in 20 quarterly installments of $420,000 plus interest commencing on January 31, 1998. Amounts borrowed under the credit facility accrue interest at variable rates based on, at our election, either the prime rate plus 0-50 basis points, or the LIBOR plus 100-175 basis points, depending on our level of indebtedness, and are secured by certain real properties owned by Saxet Corporation. With our additional borrowing capacity resulting from our repayment of amounts outstanding under our credit facility, we will develop additional restaurants and have additional working capital.

             PRICE RANGE OF UNO RESTAURANT CORPORATION COMMON STOCK

    The following table sets forth, for the periods indicated, the high and low sales prices for our common stock, as reported on the New York Stock Exchange.

                        PRICE RANGE
                     ------------------
                      HIGH        LOW
                     -------    -------
FISCAL YEAR ENDED
 SEPTEMBER 28, 1997:
First Quarter....... $ 7 7/8    $ 6 3/8
Second Quarter......   7 3/8      6 3/8
Third Quarter.......   7 1/4      5 7/8
Fourth Quarter......   7 1/4      5 13/16

FISCAL YEAR ENDED
 SEPTEMBER 27, 1998:
First Quarter....... $ 7 1/2    $ 6 1/4
Second Quarter......   7 3/8      5 13/16
Third Quarter.......   7 11/16    7
Fourth Quarter......   7 5/8      5 3/4

FISCAL YEAR ENDING
 OCTOBER 2, 1999:
First Quarter....... $ 7 5/16   $ 5 13/16
Second Quarter......   8 3/8      6 3/4
Third Quarter.......   8 3/4      6 7/8
Fourth Quarter
 (through August 27,
 1999)..............  14 13/16    8 13/16

    On August 27, 1999, the closing price reported on the New York Stock Exchange for our common stock was $12.00 per share. On August 27, 1999, there were 10,226,411 shares outstanding and approximately 360 holders of record of our common stock.

                                DIVIDEND POLICY

    We have never paid cash dividends on our common stock, and we do not anticipate paying cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance our future development and growth. We may reconsider this policy from time to time in light of conditions then existing, including our earnings performance, financial condition and capital requirements. We are subject to various financial and operating covenants, including limitations on the payments of cash dividends under our $55 million credit facility.

                                 CAPITALIZATION

    The following table presents our capitalization (1) as of June 27, 1999 on an actual basis and (2) as adjusted to reflect the sale of 1,000,000 shares of common stock we are offering with this prospectus at an estimated offering price of $12.00 per share, and the application of the proceeds, net of the estimated underwriting discount and our estimated expenses for this offering.

    The total number of shares of outstanding common stock, as adjusted for this offering, excludes: (1) 2,298,252 shares of common stock issuable upon exercise of stock options outstanding at June 27, 1999, at a weighted average exercise price of $7.38 per share, and (2) 748,537 shares of common stock reserved for issuance pursuant to stock options not yet granted under all of our stock option plans.

                                                                                                JUNE 27, 1999
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                           (AMOUNTS IN THOUSANDS)
Long-term debt and capital lease obligations, net of current portions:
  Long-term debt.........................................................................  $   38,958   $  28,003
  Capital lease obligations..............................................................         521         521
Shareholders' equity:
  Preferred stock, $1.00 par value: 1,000 shares authorized, none issued.................          --          --
  Common stock, $.01 par value: 25,000 shares authorized, 13,807 issued, 14,807 issued as
    adjusted.............................................................................         138         148
  Additional paid-in capital.............................................................      54,129      65,074
  Treasury stock (3,728 shares issued and as adjusted, at cost)..........................     (26,826)    (26,826)
  Retained earnings......................................................................      47,628      47,628
                                                                                           ----------  -----------
    Total shareholders' equity...........................................................      75,069      86,024
                                                                                           ----------  -----------
      Total capitalization...............................................................  $  114,548   $ 114,548
                                                                                           ----------  -----------
                                                                                           ----------  -----------

                      SELECTED CONSOLIDATED FINANCIAL DATA

    In the table below, we provide you with summary historical financial data of Uno Restaurant Corporation. We have prepared this information using the consolidated financial statements of Uno Restaurant Corporation for the five years ended September 27, 1998 and the thirty-nine week periods ended June 28, 1998 and June 27, 1999. The financial statements for the five years ended September 27, 1998 have been audited by Ernst & Young LLP, independent auditors. The statements of operations data for the years ended September 29, 1996, September 28, 1997 and September 27, 1998 and the balance sheet data as of September 28, 1997 and September 27, 1998 are included in this prospectus. The statements of operations data for the years ended October 2, 1994 and October 1, 1995 and the balance sheets as of October 2, 1994, October 1, 1995 and September 29, 1996 are not included in this prospectus. The financial statements for the thirty-nine weeks ended June 28, 1998 and June 27, 1999 have not been audited.

                                                                        FISCAL YEAR ENDED
                                                      -----------------------------------------------------
                                                      OCT. 2,   OCT. 1,   SEPT. 29,   SEPT. 28,   SEPT. 27,
                                                        1994      1995      1996        1997        1998
                                                      --------  --------  ---------   ---------   ---------

                                                          (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Restaurant sales..................................  $112,674  $146,100  $159,581    $164,389    $177,343
  Consumer product sales............................     7,418     8,477     8,351       9,115       9,384
  Franchise income..................................     3,973     4,129     4,209       4,516       4,549
                                                      --------  --------  ---------   ---------   ---------
                                                       124,065   158,706   172,141     178,020     191,276
Costs and expenses:
  Cost of food and beverages........................    30,177    39,420    44,064      43,994      48,567
  Labor and benefits................................    36,935    47,377    51,868      54,183      58,139
  Occupancy costs...................................    18,979    22,925    26,339      27,045      27,988
  Other operating costs.............................    10,751    13,583    15,890      16,067      18,086
  General and administrative........................     9,277    11,229    12,155      13,384      13,661
  Depreciation and amortization.....................     7,655    10,795    12,964      12,469      12,183
  Special charges...................................        --        --     3,937       4,000          --
                                                      --------  --------  ---------   ---------   ---------
                                                       113,774   145,329   167,217     171,142     178,624
                                                      --------  --------  ---------   ---------   ---------
Operating income....................................    10,291    13,377     4,924       6,878      12,652
Interest and other expense..........................       845     1,944     2,481       2,827       3,661
                                                      --------  --------  ---------   ---------   ---------
Income before income taxes..........................     9,446    11,433     2,443       4,051       8,991
Provision for income taxes..........................     3,690     4,230       757       1,378       2,968
                                                      --------  --------  ---------   ---------   ---------
Income before cumulative effect of change in
  accounting principle..............................     5,756     7,203     1,686       2,673       6,023
Cumulative effect of change in accounting principle
  for pre-opening costs, net of income tax benefit
  of $313...........................................        --        --        --          --         636
                                                      --------  --------  ---------   ---------   ---------
Net income..........................................  $  5,756  $  7,203  $  1,686    $  2,673    $  5,387
                                                      --------  --------  ---------   ---------   ---------
                                                      --------  --------  ---------   ---------   ---------
Earnings per share:
  Income before cumulative effect of change in
    accounting principle............................  $   0.51  $   0.60  $   0.13    $   0.22    $   0.55
  Cumulative effect of change in accounting
    principle.......................................        --        --        --          --       (0.06)
                                                      --------  --------  ---------   ---------   ---------
  Basic earnings per share..........................  $   0.51  $   0.60  $   0.13    $   0.22    $   0.49
  Diluted earnings per share........................  $   0.51  $   0.58  $   0.13    $   0.22    $   0.49
Weighted average shares outstanding:
  Basic.............................................    11,261    12,079    12,694      11,951      10,873
  Diluted...........................................    11,360    12,364    12,756      12,008      10,932

                                                      THIRTY-NINE WEEKS
                                                            ENDED
                                                      ------------------
                                                      JUNE 28,  JUNE 27,
                                                        1998      1999
                                                      --------  --------
                                                         (UNAUDITED)

INCOME STATEMENT DATA:
Revenues:
  Restaurant sales..................................  $130,171  $141,417
  Consumer product sales............................     7,083     7,400
  Franchise income..................................     3,349     3,729
                                                      --------  --------
                                                       140,603   152,546
Costs and expenses:
  Cost of food and beverages........................    35,477    39,397
  Labor and benefits................................    43,236    46,617
  Occupancy costs...................................    21,025    21,598
  Other operating costs.............................    13,369    13,315
  General and administrative........................     9,824    11,518
  Depreciation and amortization.....................     9,136     9,442
  Special charges...................................        --        --
                                                      --------  --------
                                                       132,067   141,887
                                                      --------  --------
Operating income....................................     8,536    10,659
Interest and other expense..........................     2,821     2,561
                                                      --------  --------
Income before income taxes..........................     5,715     8,098
Provision for income taxes..........................     1,886     2,673
                                                      --------  --------
Income before cumulative effect of change in
  accounting principle..............................     3,829     5,425
Cumulative effect of change in accounting principle
  for pre-opening costs, net of income tax benefit
  of $313...........................................       636        --
                                                      --------  --------
Net income..........................................  $  3,193  $  5,425
                                                      --------  --------
                                                      --------  --------
Earnings per share:
  Income before cumulative effect of change in
    accounting principle............................  $   0.35  $   0.52
  Cumulative effect of change in accounting
    principle.......................................     (0.06)       --
                                                      --------  --------
  Basic earnings per share..........................  $   0.29  $   0.52
  Diluted earnings per share........................  $   0.29  $   0.52
Weighted average shares outstanding:
  Basic.............................................    10,930    10,317
  Diluted...........................................    10,989    10,416

    Franchised restaurants which have upgraded and redesigned their restaurants to conform with, or opened as, our Pizzeria Uno...Chicago Bar & Grill concept are included in the table below for all periods presented. Franchised restaurants which have not upgraded and redesigned are included under the caption "Other" for all periods presented. The information under Average Annual Restaurant Sales and Comparable Restaurant Sales Change, under the caption "Other", only includes those franchised restaurants which have not upgraded and redesigned. The table does not include quick-service units, our SuCasa Mexican restaurant in Chicago or our former Bay Street Grill restaurants.

                                                                     FISCAL YEAR ENDED
                                                    ---------------------------------------------------
                                                                         SEPT.
                                                    OCT. 2,   OCT. 1,     29,     SEPT. 28,   SEPT. 27,
                                                      1994      1995      1996      1997        1998
                                                    --------  --------  --------  ---------   ---------
OPERATING DATA:
Number of Restaurants
FULL-SERVICE PIZZERIA UNO...CHICAGO BAR & GRILL
  Company-owned...................................        63        79       86         92          94
  Franchised......................................        28        33       35         39          42
OTHER
  Company-owned...................................         3         8        6          5           3
  Franchised......................................        33        28       32         30          24
                                                    --------  --------  --------  ---------   ---------
    Total.........................................       127       148      159        166         163
                                                    --------  --------  --------  ---------   ---------
                                                    --------  --------  --------  ---------   ---------

System-Wide Restaurant Sales (AMOUNTS IN
  THOUSANDS)
FULL-SERVICE PIZZERIA UNO...CHICAGO BAR & GRILL
  Company-owned...................................  $110,272  $136,659  $151,178  $160,045    $174,716
  Franchised......................................    50,346    55,916   60,816     68,861      75,338
                                                    --------  --------  --------  ---------   ---------
OTHER
  Company-owned...................................     2,402     9,441    8,403      4,344       2,627
  Franchised......................................    38,120    36,529   35,273     33,986      30,212
                                                    --------  --------  --------  ---------   ---------
    Total.........................................  $201,140  $238,545  $255,670  $267,236    $282,893
                                                    --------  --------  --------  ---------   ---------
                                                    --------  --------  --------  ---------   ---------

Average Annual Restaurant Sales (AMOUNTS IN
  THOUSANDS)
FULL-SERVICE PIZZERIA UNO...CHICAGO BAR & GRILL
  Company-owned...................................  $  1,886  $  1,925  $ 1,846   $  1,818    $  1,854
  Franchised......................................     1,765     1,862    1,819      1,858       1,881
OTHER
  Franchised......................................     1,228     1,231    1,223      1,199       1,207

Comparable Restaurant Sales Change
FULL-SERVICE PIZZERIA UNO...CHICAGO BAR & GRILL
  Company-owned...................................       6.5%      3.3%    (1.3 )%     (1.7)%      1.3%
  Franchised......................................       3.8%      4.0%    (1.1 )%      0.7%       1.8%
OTHER
  Franchised......................................      (0.3)%      0.3%    (1.0 )%     (2.9)%     (5.1)%

                                                     THIRTY-NINE WEEKS
                                                           ENDED
                                                    -------------------
                                                    JUNE 28,  JUNE 27,
                                                      1998      1999
                                                    --------  ---------
OPERATING DATA:
Number of Restaurants
FULL-SERVICE PIZZERIA UNO...CHICAGO BAR & GRILL
  Company-owned...................................        94         99
  Franchised......................................        41         47
OTHER
  Company-owned...................................         3          1
  Franchised......................................        23         25
                                                    --------  ---------
    Total.........................................       161        172
                                                    --------  ---------
                                                    --------  ---------
System-Wide Restaurant Sales (AMOUNTS IN
  THOUSANDS)
FULL-SERVICE PIZZERIA UNO...CHICAGO BAR & GRILL
  Company-owned...................................  $128,198  $ 139,848
  Franchised......................................    54,757     66,493
                                                    --------  ---------
OTHER
  Company-owned...................................     1,973      1,569
  Franchised......................................    23,488     19,435
                                                    --------  ---------
    Total.........................................  $208,416  $ 227,345
                                                    --------  ---------
                                                    --------  ---------
Average Annual Restaurant Sales (AMOUNTS IN
  THOUSANDS)
FULL-SERVICE PIZZERIA UNO...CHICAGO BAR & GRILL
  Company-owned...................................  $  1,813  $   1,918
  Franchised......................................     1,844      1,966
OTHER
  Franchised......................................     1,201      1,138
Comparable Restaurant Sales Change
FULL-SERVICE PIZZERIA UNO...CHICAGO BAR & GRILL
  Company-owned...................................       0.8%       5.3%
  Franchised......................................       1.8%       4.7%
OTHER
  Franchised......................................      (4.9)%      (6.1)%

                                                        OCT. 2,    OCT. 1,    SEPT. 29,    SEPT. 28,    SEPT. 27,
                                                         1994       1995        1996         1997         1998
                                                       ---------  ---------  -----------  -----------  -----------
                                                                                    (AMOUNTS IN THOUSANDS)
BALANCE SHEET DATA:
Total assets.........................................  $  92,153  $ 125,260   $ 135,065    $ 143,732    $ 143,195
Long-term debt, net of current portion...............     17,703     21,750      37,085       42,516       38,676
Capital lease obligations, net of current portion....        820        749       1,056          867          666
Treasury stock.......................................         --      2,900      10,653       19,877       22,616
Total shareholders' equity...........................     55,958     83,127      77,136       70,880       73,669


                                                           JUNE 27,
                                                             1999
                                                       -----------------

                                                          (UNAUDITED)
BALANCE SHEET DATA:
Total assets.........................................      $ 147,353
Long-term debt, net of current portion...............         38,958
Capital lease obligations, net of current portion....            521
Treasury stock.......................................         26,826
Total shareholders' equity...........................         75,069

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

    ALL STATEMENTS, TREND ANALYSIS AND OTHER INFORMATION CONTAINED IN THE FOLLOWING DISCUSSION RELATIVE TO MARKETS FOR OUR PRODUCTS AND TRENDS IN REVENUE, GROSS MARGINS AND ANTICIPATED EXPENSE LEVELS, AS WELL AS OTHER STATEMENTS, INCLUDING WORDS SUCH AS "MAY," "WILL," "ANTICIPATE," "BELIEVE," "PLAN," "ESTIMATE," "EXPECT," AND "INTEND" AND OTHER SIMILAR EXPRESSIONS CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO BUSINESS AND ECONOMIC RISKS AND UNCERTAINTIES, AND OUR ACTUAL RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT cOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AS WELL AS OTHER RISKS AND UNCERTAINTIES REFERENCED IN THIS PROSPECTUS.

OVERVIEW

    We currently own and operate 100 and franchise 62 casual dining, full-service restaurants operating primarily under the name Pizzeria Uno...Chicago Bar & Grill. Our restaurants offer a diverse, high quality menu at moderate prices in a casual, friendly atmosphere. The restaurants feature our signature Chicago-style, deep-dish pizza and a selection of baked, grilled and sauteed entrees, including gourmet thin crust pizza, pasta, fajitas, ribs, steak and chicken, as well as a variety of appetizers, salads, sandwiches and desserts. Company-owned restaurants are located primarily in major metropolitan markets from New England to Virginia, as well as Florida, Chicago and Denver, and franchised restaurants are located throughout the United States as well as one full-service franchised restaurant in Seoul, Korea.

    The Pizzeria Uno...Chicago Bar & Grill concept has evolved over the years in response to changing customer demands and preferences. We have implemented various initiatives to reposition our concept from Pizzeria Uno, primarily a Chicago-style, deep-dish pizza concept to Pizzeria Uno...Chicago Bar & Grill, a full-service, casual dining restaurant which offers a diverse, high quality menu at moderate prices with full bar service.

    We believe that our improved operating results are substantially attributable to the successful repositioning of our concept. Compared to the same quarter in the prior year, we have had six consecutive quarters of comparable store sales increases for company-owned restaurants. In addition, comparable store sales increased 5.3% for the thirty-nine weeks ended June 27, 1999 and increased 9.2% for the first two months of the fiscal quarter ending October 31, 1999, compared to the same periods for the prior year. Our operating income has grown steadily since fiscal 1996. Our operating income in fiscal 1996 and fiscal 1997, before special charges, was $8.9 million and $10.9 million. In fiscal 1998, our operating income was $12.7 million, and for the thirty-nine weeks ended June 27, 1999, our operating income was $10.7 million. Along with our growth in operating income, our operating margins, before special charges have also improved each year since fiscal 1996. Our operating margin in fiscal 1996 and fiscal 1997, before special charges, was 5.1% and 6.1%. In fiscal 1998, our operating margin was 6.6%, and for the thirty-nine weeks ended June 27, 1999, our operating margin was 7.0%. For the last six quarters, we have generated quarterly earnings per share growth in excess of 20% compared to the same period in the prior year.

    During fiscal 2000 and fiscal 2001, we expect approximately six to 10 additional franchised restaurants, which have not upgraded and redesigned to conform to our new concept, will close. The closing of franchised restaurants does not have any significant financial statement impact to us.

    Our revenues are derived primarily from three sources: company-owned restaurant sales, consumer product sales and franchise income from franchised restaurants. Franchise income includes both royalty income and initial franchise fees. Certain expenses, such as cost of food and beverages, labor and benefits, occupancy costs, other operating costs and depreciation and amortization, relate directly to company-owned restaurants and consumer product sales. General and administrative expenses relate to all operations. Pre-opening costs are expensed as incurred and included in other operating costs.

    We analyze our operations on the basis of operating weeks, comparable store sales and average annualized restaurant sales. An operating week is one week of operation for one full-service restaurant. A restaurant is included in the comparable store sales base after it has completed 16 months of operation, and it is included in the comparable store base for all subsequent periods presented, including monthly, quarterly and annually, with appropriate weighting for partial periods. A restaurant is included in the calculation of average annualized restaurant sales from its first week of operation and for all subsequent periods presented, including monthly, quarterly and annually, with appropriate weighting for partial periods.

    Our fiscal year ends on the close of business on the Sunday closest to September 30 in each year.

RESULTS OF OPERATIONS

    Our operating results for fiscal years 1996, 1997 and 1998, and for the thirty-nine weeks ended June 28, 1998 and June 27, 1999 expressed as a percentage of revenues were as follows:

                                                                                                          THIRTY-NINE WEEKS
                                                                          FISCAL YEAR ENDED                     ENDED
                                                                -------------------------------------  ------------------------
                                                                 SEPT. 29,    SEPT. 28,    SEPT. 27,    JUNE 28,     JUNE 27,
                                                                   1996         1997         1998         1998         1999
                                                                -----------  -----------  -----------  -----------  -----------
Revenues:
  Restaurant sales............................................        92.7%        92.4%        92.7%        92.6%        92.7%
  Consumer product sales......................................         4.9          5.1          4.9          5.0          4.9
  Franchise income............................................         2.4          2.5          2.4          2.4          2.4
                                                                     -----        -----        -----        -----        -----
    Total.....................................................       100.0        100.0        100.0        100.0        100.0

Costs and expenses:
  Cost of food and beverages(1)...............................        26.2         25.4         26.0         25.8         26.5
  Labor and benefits(1).......................................        30.9         31.2         31.1         31.5         31.3
  Occupancy costs(1)..........................................        15.7         15.6         15.0         15.3         14.5
  Other operating costs(1)....................................         9.5          9.3          9.7          9.7          8.9
  General and administrative..................................         7.1          7.5          7.1          7.0          7.6
  Depreciation and amortization(1)............................         7.7          7.2          6.5          6.7          6.3
  Special charges(1)..........................................         2.3          2.3           --           --           --
                                                                     -----        -----        -----        -----        -----

Operating income..............................................         2.9          3.9          6.6          6.1          7.0
Interest and other expenses...................................        (1.5)        (1.6)        (1.9)        (2.0)        (1.7)
                                                                     -----        -----        -----        -----        -----
Income before income taxes....................................         1.4          2.3          4.7          4.1          5.3
Provision for income taxes....................................         0.4          0.8          1.6          1.4          1.7
                                                                     -----        -----        -----        -----        -----
Income before cumulative effect of change in accounting
  principle...................................................         1.0          1.5          3.1          2.7          3.6
Cumulative effect of change in accounting principle for
  pre-opening costs, net of income tax benefit................          --           --          0.3          0.4           --
                                                                     -----        -----        -----        -----        -----
Net income....................................................         1.0%         1.5%         2.8%         2.3%         3.6%
                                                                     -----        -----        -----        -----        -----
                                                                     -----        -----        -----        -----        -----

------------------------

(1) Expressed as a percentage of restaurant sales and consumer product sales.

THIRTY-NINE WEEKS ENDED JUNE 27, 1999 COMPARED TO THIRTY-NINE WEEKS ENDED JUNE
  28, 1998

    TOTAL REVENUES. Total revenues increased 8.5% to $152.5 million for the thirty-nine weeks ended June 27, 1999 from $140.6 million for the thirty-nine weeks ended June 28, 1998.

    RESTAURANT SALES. Company-owned restaurant sales for the period rose 8.6% to $141.4 million from $130.2 million for the same period last year due primarily to a 5.3% increase in comparable store sales. Average weekly sales, which includes sales at comparable stores as well as new restaurants, increased 5.8% during the thirty-nine weeks ended June 27, 1999, as the latest variation of our new prototype restaurants generated sales volumes approximately 9.0% higher than our company-owned restaurant average. Operating weeks of full-service Pizzeria Uno...Chicago Bar & Grill restaurants increased by 3.1% resulting from the addition of five restaurants, all of which were open during the thirty-nine weeks ended June 27, 1999.

    CONSUMER PRODUCT SALES. Consumer product sales increased 4.5% to $7.4 million for the thirty-nine weeks ended June 27, 1999 from $7.1 million for the same period last year. Sales in the contract food service category grew 27.4%, primarily as a result of increased shipments to hotels and corporate dining accounts. Sales in the supermarket category decreased 19.6% over the same period last year as a 6.4% increase in Pizzeria Uno branded sales to retail grocers was offset by the loss of a large account and a reduction in wholesale club store sales.

    FRANCHISE INCOME. Franchise income, which includes royalty income and initial franchise fees, increased 11.3% for the thirty-nine weeks ended June 27, 1999 to $3.7 million from $3.3 million for the same period last year. Royalty income increased 10.5% to $3.6 million for the thirty-nine weeks ended June 27, 1999 compared to $3.3 million for the same period last year. The increase in royalty income was primarily due to an 8.2% increase in average weekly sales for full-service franchised restaurants. Franchise fees of $130,000 were recorded for the thirty-nine weeks ended June 27, 1999 compared to $93,000 for the same period last year. Seven full-service franchise restaurants opened and three full-service franchise restaurants closed during the thirty-nine weeks ended June 27, 1999.

    COST OF FOOD AND BEVERAGES. Cost of food and beverages as a percentage of restaurant and consumer product sales increased to 26.5% for the thirty-nine weeks ended June 27, 1999 compared to 25.8% for the same period last year. This increase was due in part to cost increases associated with the company-wide rollout of our new menu initiative and higher cheese costs, which increased by approximately 14% over last year.

    LABOR AND BENEFITS. Labor and benefits costs as a percentage of restaurant and consumer product sales decreased slightly to 31.3% for the thirty-nine weeks ended June 27, 1999 from 31.5% for the same period last year, because an increase in the average wage rate was absorbed by a higher check average and lower consumer product labor expense.

    OCCUPANCY COSTS. Occupancy costs as a percentage of restaurant and consumer product sales decreased to 14.5% for the thirty-nine weeks ended June 27, 1999 from 15.3% for the same period last year due to operating leverage generated from higher restaurant sales volumes.

    OTHER OPERATING COSTS. Other operating costs as a percentage of restaurant and consumer product sales decreased to 8.9% for the thirty-nine weeks ended June 27, 1999 from 9.7% for the same period last year due to lower advertising and pre-opening expense.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses as a percentage of total revenues increased to 7.6% for the thirty-nine weeks ended June 27, 1999 from 7.0% for the same period last year due to higher salary and wage expense, increased trainee labor expense and costs associated with the non-recurring legal and professional expenses associated with our recapitalization efforts.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense as a percentage of restaurant and consumer product sales decreased to 6.3% compared to 6.7% for the same period last year due to increased sales leverage.

    OPERATING INCOME. Operating income for the thirty-nine weeks ended June 27, 1999 was $10.7 million, which represents an operating margin of 7.0%. Operating income for the same period last year was $8.5 million, which represents an operating margin of 6.1%.

    INTEREST AND OTHER EXPENSES. Interest and other expenses increased to $2.6 million or 1.7% of total revenues for the thirty-nine weeks ended June 27, 1999 from $2.8 million or 2.0% of total revenues for the same period last year. Interest expense decreased to $2.4 million for the thirty-nine weeks ended June 27, 1999 from $2.7 million for the same period last year due to a slightly lower borrowing rate and a lower debt level.

    PROVISION FOR INCOME TAXES. The effective tax rate of 33.0% for the thirty-nine weeks ended June 27, 1999 remained the same as for the same period last year.

    NET INCOME. Net income increased to $5.4 million for the thirty-nine weeks ended June 27, 1999 from $3.2 million for the same period in the prior year based on the factors noted above, as 1998 results reflect the adoption of SOP 98-5 "Reporting on the Costs of Start-up Activities" retroactive to the beginning of fiscal 1998. The cumulative effect of this change in accounting principle was $636,000, net of income taxes.

FISCAL YEAR ENDED SEPTEMBER 27, 1998 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 28,
  1997

    TOTAL REVENUES. Total revenues increased 7.4% to $191.3 million in fiscal 1998 from $178.0 million in fiscal 1997.

    RESTAURANT SALES. Company-owned restaurant sales increased 7.9% to $177.3 million from $164.4 million in fiscal 1997, due primarily to a 7.0% increase in operating weeks of full-service Pizzeria Uno...Chicago Bar & Grill restaurants resulting from the addition of four restaurants during the last fiscal year. Comparable store sales for the fiscal year ended September 27, 1998 increased by 1.3%, while average weekly sales, which includes sales at comparable stores as well as new restaurants, were 2.0% above the prior year. Sales levels for our latest variations of new prototype restaurants, of which there were seven open, were 23% above our company-owned restaurant average for the year, partially due to increased sales volumes associated with the honeymoon period following a new restaurant opening.

    CONSUMER PRODUCT SALES. Consumer product sales increased 3.0% to $9.4 million in fiscal 1998 from $9.1 million in fiscal 1997. Sales in the food service category increased significantly as sales to hotel chains increased approximately 117.8% during fiscal 1998. The expansion of movie theater programs and a non-branded program with a national restaurant chain have contributed to our growth in the food service category. Sales volumes decreased in the fresh refrigerated and wholesale club categories as the competition for shelf space has intensified and the presence of fresh prepared food venues has proliferated over the last several years. We continued to test several branded and private label products with various movie theater chains, hotel chains and other food service providers.

    FRANCHISE INCOME. Franchise income increased 0.7% to $4.5 million in fiscal 1998. Royalty income increased 1.9% in fiscal 1998, as average weekly sales increased by 2.3%. Operating weeks were essentially flat compared to last year, as five new full-service restaurants opened and eight full-service restaurants closed in fiscal 1998. Initial franchise fees totaled $133,000 for fiscal 1998 compared to $183,000 in fiscal 1997.

    COST OF FOOD AND BEVERAGES. Cost of food and beverages as a percentage of restaurant and consumer product sales increased to 26.0% in fiscal 1998 from 25.4% in fiscal 1997. This increase primarily reflects higher cheese costs and cost increases associated with the system-wide rollout of our new menu initiative.

    LABOR AND BENEFITS. Labor and benefits as a percentage of restaurant and consumer product sales decreased slightly to 31.1% in fiscal 1998 from 31.2% in fiscal 1997, as an increase in the average hourly wage rate and increasing salaries for entry level managers were offset by productivity gains in restaurant operations and lower benefits expense.

    OCCUPANCY COSTS. Occupancy costs as a percentage of restaurant and consumer product sales decreased to 15.0% in fiscal 1998 from 15.6% in fiscal 1997 due to sales leverage gains and lower security expense.

    OTHER OPERATING COSTS. Other operating costs as a percentage of restaurant and consumer product sales increased to 9.7% in fiscal 1998 from 9.3% in fiscal 1997, primarily due to $938,000 of pre-opening costs. Previously, in fiscal 1997, these costs were included in the depreciation and amortization category.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses as a percentage of total revenues decreased to 7.1% in fiscal 1998 from 7.5% in fiscal 1997. This decrease was due to leverage gains associated with higher sales volumes.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses as a percentage of restaurant and consumer product sales decreased to 6.5% in fiscal 1998 from 7.2% in fiscal 1997, due to the change in accounting for pre-opening amortization. Excluding this accounting change, depreciation and amortization expense would have been down 0.2% as a percentage of restaurant and consumer product sales due to sales leverage gains.

    SPECIAL CHARGES. In fiscal 1997 we recorded special charges in the amount of $4.0 million, consisting of an asset impairment charge of $3.3 million and restaurant closing costs of $700,000. The $3.3 million asset impairment charge was recorded to reflect a decrease in the carrying value of equipment and improvements at leased properties for two full-service Pizzeria Uno...Chicago Bar & Grill restaurants to their fair market value and resulted from weak operating results and negative cash flow. The restaurant closure costs represent remaining minimum lease payments of one full-service Pizzeria Uno...Chicago Bar & Grill restaurant which was closed during fiscal 1997.

    OPERATING INCOME. Operating income was $12.7 million which represents an operating margin of 6.6% for fiscal 1998. For fiscal 1997, operating income was $6.9 million which represents an operating margin of 3.9%. Fiscal year 1997 operating income, exclusive of the special charges, was $10.9 million which represents an operating margin of 6.1%. The improvement in operating income and operating margin in fiscal 1998 was primarily due to sales leverage gains in occupancy, depreciation and overhead cost categories.

    INTEREST AND OTHER EXPENSES. Interest and other expenses increased to $3.7 million or 1.9% as a percentage of total revenues in fiscal 1998 from $2.8 million or 1.6% of total revenues in fiscal 1997. This increase was principally due to higher interest expense associated with the increased level of debt due to the repurchase of 1.2 million shares under our "Dutch Auction" tender offer in 1997.

    PROVISION FOR INCOME TAXES. The effective income tax rate decreased to 33.0% for fiscal 1998 from 34% in fiscal 1997, primarily due to the impact of permanent items, which remained consistent in fiscal 1998, being applied against a higher pre-tax income amount.

    CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. In fiscal 1998 we elected to adopt the provisions of SOP 98-5 "Reporting the Costs of Start-up Activities," which requires that pre-opening costs be expensed as incurred. In accordance with SOP 98-5, the adoption of this principle is reported as a cumulative effect of a change in accounting and is recognized in the first quarter of fiscal 1998. The cumulative effect of the change in accounting net of applicable taxes was $636,000, or $0.06 per share on a diluted basis.

FISCAL YEAR ENDED SEPTEMBER 28, 1997 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 29,
  1996

    TOTAL REVENUES. Total revenues increased 3.4% to $178.0 million in fiscal 1997 from $172.1 million in fiscal 1996.

    RESTAURANT SALES. Company-owned restaurant sales increased 3.0% to $164.4 million from $159.6 million in fiscal 1996, due primarily to a 7.5% increase in operating weeks of full-service Pizzeria Uno...Chicago Bar & Grill restaurants resulting from the addition of seven restaurants during fiscal 1997. Comparable store sales for the fiscal year ended September 28, 1997 decreased by 1.7%, while average weekly sales, which includes sales at comparable stores as well as new restaurants, were 1.5% below the prior year. Sales levels for our new prototype restaurants were 5% above our company-owned restaurant average for fiscal 1997.

    CONSUMER PRODUCT SALES. Consumer product sales increased 9.2% to $9.1 million in fiscal 1997 from $8.4 million in fiscal 1996. Sales in the food service category increased significantly as sales to American Airlines increased approximately 37% in fiscal 1997 from the prior year. Also the expansion of the Doubletree Hotels and General Cinema programs contributed to the growth in the food service category. Sales volumes declined in the fresh refrigerated and wholesale club categories of the business. During the fourth quarter of fiscal 1997, we began shipments to an international supermarket chain, Sainsbury's Supermarket PLC, and continued to test several branded and private label products with other supermarket and food service providers.

    FRANCHISE INCOME. Franchise income increased 7.3% to $4.5 million in fiscal 1997 from $4.2 million in fiscal 1996. Royalty income increased 7.1% in fiscal 1997, as average weekly sales increased by 2.4%. Operating weeks increased by 5.6%, as six new full-service restaurants opened and three full-service restaurants closed in fiscal 1997. Sales volumes for the six new franchised restaurants opened in fiscal 1997 were approximately $2.1 million on an annualized basis. Initial franchise fees totaled $183,000 in fiscal 1997 compared to $163,000 in fiscal 1996.

    COST OF FOOD AND BEVERAGES. Cost of food and beverages as a percentage of restaurant and consumer product sales decreased to 25.4% in fiscal 1997 from 26.2% in fiscal 1996. This decline primarily reflects lower cheese costs and overall lower commodity prices on key product ingredients. Partially offsetting these decreases were changes in menu products, promotions and pricing intended to enhance the value received by our guests.

    LABOR AND BENEFITS. Labor and benefits as a percentage of restaurant and consumer product sales increased slightly to 31.2% in fiscal 1997 from 30.9% in fiscal 1996, principally due to an increase in the average hourly wage rate and increasing salaries for entry level managers. The increase in the average hourly wage rate, due primarily to the increase in the federal minimum wage, was partially offset by productivity gains in restaurant operations.

    OCCUPANCY. Occupancy costs as a percentage of restaurant and consumer product sales decreased to 15.6% in fiscal 1997 from 15.7% in fiscal 1996 due to slightly lower real estate taxes and a reduction in repair and maintenance expenses.

    OTHER OPERATING COSTS. Other operating costs as a percentage of restaurant and consumer product sales decreased to 9.3% in fiscal 1997 from 9.5% in fiscal 1996, primarily due to lower advertising expenditures.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses as a percentage of total revenues increased to 7.5% in fiscal 1997 from 7.1% in fiscal 1996. This increase was due to higher legal expense related to the resolution of several legal matters (none of which was material), and higher salary and benefit expenses relating to increased staffing in the franchise and operations areas.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses as a percentage of restaurant and consumer product sales decreased to 7.2% in fiscal 1997 from 7.7% in fiscal 1996, due to lower pre-opening amortization.

    SPECIAL CHARGES. In fiscal 1997, we recorded special charges in the amount of $4.0 million, consisting of an asset impairment charge of $3.3 million and store closing costs of $700,000. The $3.3 million asset impairment charge was recorded to reflect a decrease in the carrying value of equipment and improvements at leased properties for two full-service Pizzeria Uno...Chicago Bar & Grill restaurants to their fair market value and resulted from weak operating results and negative cash flow. The restaurant closure costs represent remaining minimum lease payments of one full-service Pizzeria Uno...Chicago Bar & Grill restaurant which was closed during fiscal 1997. In fiscal 1996, we recorded an asset impairment charge of $3.9 million to adjust the carrying value of those assets identified as impaired. The charge consisted of $1.0 million for three Uno Pizza take out units, $1.6 million for one full-service Pizzeria Uno...Chicago Bar & Grill restaurant and $1.3 million for certain assets of three Bay Street Grill restaurants. The assets written down include the Bay Street trademark, improvements at leased properties and equipment at those locations.

    OPERATING INCOME. Operating income was $6.9 million which represents an operating margin of 3.9% for fiscal 1997. For fiscal 1996, operating income was $4.9 million which represents an operating margin of 2.9%. Operating income, exclusive of the special charges, was $10.9 million in fiscal 1997 and $8.9 million in fiscal 1996, which represents an operating margin of 6.1% and 5.1%, respectively. The improvement in operating income and operating margin in fiscal 1997 was due to lower cost of sales, a reduction in advertising spending and lower pre-opening amortization.

    INTEREST AND OTHER EXPENSES. Interest and other expenses increased to $2.8 million or 1.6% as a percentage of total revenues in fiscal 1997 from $2.5 million or 1.5% of total revenues in fiscal 1996. This increase was principally due to higher interest expense associated with the increased level of debt due to our ownership of an increasing number of restaurant properties and our repurchase of 1.2 million shares under our 1997 "Dutch Auction" tender offer in 1997.

    PROVISION FOR INCOME TAXES. The effective income tax rate increased to 34.0% for fiscal 1997 from 31.0% in fiscal 1996, primarily due to the impact of tax credits, which remained consistent from fiscal 1996, being applied against a higher pre-tax income.

QUARTERLY RESULTS OF OPERATIONS

                                  FISCAL 1997

                                                             QUARTER ENDED
                                               -----------------------------------------
                                                           MARCH                 SEPT.
                                               DEC. 29,     30,      JUNE 29,     28,
                                                 1996       1997       1997       1997
                                               --------   --------   --------   --------
                                                        (AMOUNTS IN THOUSANDS,
                                                EXCEPT PER SHARE DATA AND PERCENTAGES)
Revenues.....................................  $ 42,164   $42,711    $ 45,387   $ 47,758
Operating income (loss)......................     2,265     1,899        (908)     3,622
Net income (loss)............................     1,092       815      (1,070)     1,836
Basic and diluted earnings (loss) per
  share......................................  $   0.09   $  0.07    $  (0.09)  $   0.16
Comparable store sales change................      (1.2)%     0.0%       (2.8)%     (2.6)%

                                  FISCAL 1998

                                                             QUARTER ENDED
                                               -----------------------------------------
                                                           MARCH                 SEPT.
                                               DEC. 28,     29,      JUNE 28,     27,
                                                 1997       1998       1998       1998
                                               --------   --------   --------   --------
                                                        (AMOUNTS IN THOUSANDS,
                                                EXCEPT PER SHARE DATA AND PERCENTAGES)
Revenues.....................................  $ 44,968   $46,682    $ 48,953   $ 50,673
Operating income.............................     2,726     2,286       3,524      4,116
Net income...................................       572       904       1,717      2,194
Basic and diluted earnings per share:
  Before cumulative effect of change in
    accounting principle.....................  $   0.11   $  0.08    $   0.16   $   0.20
  Net income.................................      0.05      0.08        0.16       0.20
Comparable store sales change................      (0.6)%     2.2%        0.8%       2.5%

                                  FISCAL 1999

                                                             QUARTER ENDED
                                               -----------------------------------------
                                                           MARCH
                                               DEC. 27,     28,      JUNE 27,
                                                 1998       1999       1999
                                               --------   --------   --------
                                                        (AMOUNTS IN THOUSANDS,
                                                EXCEPT PER SHARE DATA AND PERCENTAGES)
Revenues.....................................  $ 48,747   $50,251    $ 53,548
Operating income.............................     3,001     3,082       4,576
Net income...................................     1,443     1,494       2,488
Basic and diluted earnings per share.........  $   0.14   $  0.14    $   0.24
Comparable store sales change................       5.7%      4.0%        6.1%

LIQUIDITY AND SOURCES OF CAPITAL

    The following table presents a summary of our cash flows for the thirty-nine weeks ended June 27, 1999 (in thousands).

Net cash provided by operating activities.........................................  $  16,434
Net cash used in investing activities.............................................    (13,274)
Net cash used in financing activities.............................................     (3,879)
                                                                                    ---------
Decrease in cash..................................................................  $    (719)
                                                                                    ---------
                                                                                    ---------

    Historically, we have leased most of our restaurant locations and pursued a strategy of controlled growth, financing our expansion principally from operating cash flow, public equity offerings, the sale of senior, unsecured notes, and revolving lines of credit. During the thirty-nine weeks ended June 27, 1999, our investment in property, equipment and leasehold improvements was $13.3 million.

    In fiscal 1999, we opened five restaurants in our existing markets. In fiscal 2000, we currently expect to open approximately 13 to 15 restaurants. We project that the average cash investment required in fiscal 2000 to open a full-service Pizzeria Uno...Chicago Bar and Grill restaurant, excluding land and pre-opening costs, will be approximately $1.6 million. The expected capital expenditures for fiscal 2000 are estimated to be approximately $32.0 million of which approximately $22.0 million is expected to be expended for the opening of new restaurants.

    As of June 27, 1999, we had outstanding indebtedness of $38.2 million under our $55 million credit facility, $700,000 in capital lease obligations and $4.6 million under our mortgage financing. Advances under the revolving credit facility will accrue interest at the lender's prime rate plus 0-50 basis points, or alternatively, 100-175 basis points above LIBOR, depending upon our level of indebtedness. We anticipate using the revolving credit facility in the future for the development of additional restaurants and for working capital.

    In September 1998, our board of directors authorized the repurchase of 1,000,000 shares of our common stock through a "Dutch Auction" tender offer. The terms of the tender offer provided that we would purchase up to 1,000,000 shares (subject to increase under certain circumstances) of our common stock at prices, not in excess of $7.00 nor less than $5.75 per share, specified by tendering stockholders. On October 30, 1998, we completed the repurchase of 274,721 shares at a price of $7.00 per share. The total number of shares purchased represented approximately 3% of the shares outstanding at the time. We used a portion of our $55 million credit facility to purchase the shares tendered.

    On April 14, 1999, the board of directors extended the previous 1,000,000 share repurchase program announced on April 22, 1998, for an additional twelve months. To date under this authorization, we have repurchased 640,246 shares, of which 308,350 have been purchased during fiscal 1999.

    We believe that existing cash balances, cash generated from operations and borrowings under our revolving line of credit will be sufficient to fund our capital requirements for the foreseeable future.

    We are currently obligated under 94 leases, including 91 leases for company-owned restaurants, two leases for our executive offices and one lease for a mill shop. We are currently negotiating the renewal of a lease for an office building containing one of our restaurants. We are continuing to pay rent on a tenancy at will basis in the interim.

YEAR 2000 COMPLIANCE

    The Year 2000 problem is a result of computer programs being written using two digits rather than four to define the applicable year. Any of our programs that have time sensitive software may recognize the date using "00" as the year 1900 rather than the year 2000, which could result in system failures or miscalculations using existing software. We have completed our initial assessment of our computer systems to identify the systems that could be affected by the "Year 2000" issue and we have developed an implementation and compliance plan to resolve any issues. Our current plan calls for implementation to be completed during fiscal year 1999.

    In addition to the assessment of in-house computer systems, we are in the process of assessing the readiness of our vendors, franchise partners and non-information technology equipment for the Year 2000 issue. We have received assurance from our major food distributor regarding their Year 2000 compliance plans and have verified that our credit card processing vendor is Year 2000 compliant. We distributed questionnaires to our business-critical vendors and franchise partners to assess their Year 2000 readiness. Contingency plans are being developed in the event that business-critical vendors or franchise partners do not provide us with satisfactory evidence of their Year 2000 readiness. We intend to make every reasonable effort to assess the Year 2000 readiness of these critical business partners and to create action plans to address the identified risks. We have determined that the most likely worst case scenario would be our inability to acquire food supplies from our food service distributors. We are currently assessing this possibility and will develop a contingency plan to assure that there is adequate inventory on-hand to provide service until an alternative source of supplies becomes available. We believe our operations will not be significantly disrupted if other third parties with whom we have relationships are not Year 2000 compliant. We believe that we will not have any material liability to third parties as a result of any potential noncompliance with Year 2000 issues.

    We will expense all maintenance and modification costs as we incur them. We will capitalize and depreciate the cost of new software, if material, over its expected useful life. Testing and remediation of all our systems and applications is expected to cost approximately $150,000, of which approximately $135,000 had been incurred as of the end of the third quarter of fiscal 1999. Of the expected total cost of testing and remediation approximately $60,000 relates to repair issues and the remainder to replacement of equipment. All estimated costs have been budgeted and are expected to be funded by cash flows from operations. No information technology projects have been deferred due to Year 2000 compliance efforts. We are not pursing independent verification of our systems because we believe that any effort would be as costly as the remediation effort and is not warranted at this time.

    We do not believe the costs related to the Year 2000 compliance project will be material to our financial position or results of operations. However, the costs of the project and the date on which we plan to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans, and other factors. Unanticipated failures by critical vendors or franchise partners, as well as our failure to execute our own remediation efforts, could have a material adverse effect on the cost of the project and its completion date. As a result, there can be no assurance that these forward-looking estimates will be achieved and the actual cost and vendor compliance could differ materially from those plans, which could have an adverse effect on the business.

IMPACT OF INFLATION

    Inflation has not been a major factor in our business for the last several years. We believe we have historically been able to pass on increased costs through menu price increases, but there can be no assurance that we will be able to do so in the future. Future increases in local area construction costs could adversely affect our ability to expand.

SEASONALITY

    Our business is seasonal in nature, with revenues and, to a greater degree, operating income being lower in the first and second fiscal quarters than in other quarters. Our seasonal business pattern is due to our concentration of restaurants in the Northeast, and the resulting lower winter volumes.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

    We have market risk exposure to interest rates on our fixed and variable rate debt obligations and manage this exposure through the use of interest rate swaps. We do not enter into contracts for trading purposes. The information below summarizes our market risk associated with debt obligations and derivative financial instruments as of June 27, 1999. For debt obligations, the table presents principal cash flows and related average interest rates by expected fiscal year of maturity. For variable rate debt obligations, the average variable rates are based on implied forward rates as derived from appropriate quarterly spot rate observations as of the fiscal year end. For interest rate swaps, the table presents the notional amounts and related weighted average interest rates by fiscal year of maturity. The average variable rates are the implied forward rates as derived from appropriate quarterly spot rate observations as of the fiscal year end.

                                                     EXPECTED FISCAL YEAR OF MATURITY                        FAIR VALUE
                               ----------------------------------------------------------------------------   JUNE 27,
                                  1999         2000         2001         2002         2003      THEREAFTER      1999
                               -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                     (AMOUNTS IN MILLIONS, EXCEPT FOR PERCENTAGES)
LIABILITIES:
Fixed rate...................  $    0.05    $    0.23    $    0.25    $    0.27    $    0.29      $    3.59  $    4.65
Average interest rate........       8.75%        8.75%        8.75%        8.75%        8.75%            --      --

Variable rate................  $    0.92    $    3.68    $    3.68    $    3.68    $   14.54      $    8.50  $   38.20
Average interest rate........       6.93%        7.45%        7.90%        8.04%        8.18%            --      --

INTEREST RATE SWAPS:
Receive variable/
Pay fixed:...................  $   30.00    $   30.00    $   30.00        --           --                --  $   (0.06)
  Weighted average pay
    rate.....................       5.96%        5.96%        5.84%       --           --                --      --
  Average receive rate.......       5.43%        5.95%        6.38%       --           --                --      --

                                    BUSINESS

OVERVIEW

    We currently own and operate 100 and franchise 62 casual dining, full-service restaurants operating primarily under the name Pizzeria Uno...Chicago Bar & Grill. Our restaurants offer a diverse, high quality menu at moderate prices in a casual, friendly atmosphere. The restaurants feature our signature Chicago-style, deep-dish pizza and a selection of baked, grilled and sauteed entrees, including gourmet thin crust pizza, pasta, fajitas, ribs, steak and chicken, as well as a variety of appetizers, salads, sandwiches and desserts. Company-owned restaurants are located primarily in major metropolitan markets from New England to Virginia, as well as Florida, Chicago and Denver, and franchised restaurants are located throughout the United States and Puerto Rico as well as one full-service franchised restaurant in Seoul, Korea.

PIZZERIA UNO EVOLUTION AND CONCEPT

    The original "Pizzeria Uno" restaurant was founded in 1943 by the late Ike Sewell at the corner of Ohio and Wabash Avenues in Chicago, Illinois. Mr. Sewell is considered the originator of Chicago-style, deep-dish pizza. In 1979, we acquired the rights to the names "Uno," "Pizzeria Uno" and "Pizzeria Due" from Mr. Sewell and opened our first Pizzeria Uno restaurant.

    In response to changing customer demands and preferences, our concept has evolved over the years as we have strengthened our brand loyalty and leveraged the appeal of our Chicago-style, deep-dish pizza. Beginning in 1994, we began the process of repositioning our concept from Pizzeria Uno, primarily a Chicago-style, deep-dish pizza concept to Pizzeria Uno...Chicago Bar & Grill, a full-service, casual dining restaurant which offers a diverse, high quality menu at moderate prices with full bar service. The evolution of our concept, substantially completed in fiscal 1998, has involved the successful implementation of the following initiatives:

    - expanding our kitchen capabilities to improve the quality, breadth and appeal of our non-pizza menu items;

    - redesigning our restaurants to replicate the look and feel of an old Chicago warehouse to provide a more casual and relaxed dining environment;

    - changing the name of our restaurants from Pizzeria Uno to Pizzeria Uno...Chicago Bar & Grill to emphasize our positioning as a casual dining, full-service restaurant;

    - offering our guests an improved dining value by providing larger portions of higher quality food at moderate prices; and

    - expanding our target market to include both urban and suburban locations and middle to upper-middle income individuals and families.

    The primary features of our concept are as follows:

    DISTINCTIVE BRAND. We believe that our long-standing name, Pizzeria Uno, and our signature Chicago-style, deep-dish pizza, creates a brand awareness that distinguishes our restaurants from other casual dining concepts and generate frequent customer visits and customer loyalty. Our Chicago-style, deep-dish pizza is filled with ingredients such as fresh meats, spices, vegetables and real cheeses and is baked according to proprietary recipes. We believe that our proprietary recipes produce a superior pizza that is difficult to duplicate.

    CASUAL, FUN DINING ATMOSPHERE. Our restaurants are designed and decorated to create the comfortable and fun atmosphere guests expect of full-service, casual dining restaurants, as distinguished from typical pizza restaurants. We have upgraded the design and decor of our restaurants which are now consistent with our theme as Pizzeria Uno...Chicago Bar & Grill. Our latest prototype restaurants are designed to replicate the look and feel of an old Chicago warehouse with exposed ceilings, industrial lighting and cement floors. The decor of most of our restaurants includes different variations of wood, brick and brass, and warehouse related design elements such as painted murals, crates of beverages, vintage photographs of Chicago and similar artifacts.

    DIVERSE, HIGH QUALITY MENU. We differentiate ourselves from quick service pizza, pasta and full-service Italian restaurants by offering a diverse, high quality menu designed to appeal to a broad range of customers. We expanded our menu offerings to include some of the most popular casual dining appetizers, entrees and desserts which we believe are given a distinctive appeal through our proprietary recipes. For example, we now offer gourmet thin crust pizza and a variety of baked, grilled and sauteed items, including steak, ribs, chicken, fajitas and pasta, as well as a selection of appetizers, salads, sandwiches and desserts. Our menu is updated regularly with new and seasonal menu items and targeted specialty offerings. Non-pizza menu items represent approximately 65% of total food sales for company-owned restaurants. In addition, all of our company-owned restaurants offer a full bar service with a selection of beer, wine and alcoholic beverages. Our sales of alcoholic beverages account for approximately 18% of our total restaurant sales.

    ENHANCED DINING VALUE. Our new menu initiative provides our guests with enhanced value through larger portions of higher quality, moderately-priced food. We have increased the sizes of our Chicago-style, deep-dish pizza and gourmet thin crust pizzas, hamburgers, steaks, pasta dishes and all of our appetizers. Our menu entrees range in price from $7.99 to $12.99, comparable to other casual dining restaurants, and, together with our larger portions, are designed to enhance the value received by our guests. The average check per guest for full-service company-owned restaurants is approximately $11.30, including beverages.

OUR BUSINESS STRATEGY

    Our objective is to become a leading full-service, casual dining establishment in each of our markets by offering our guests a distinctive dining experience and a diverse, high quality menu at moderate prices. To achieve our objective, we have developed the following strategies:

    ENSURE HIGH QUALITY GUEST EXPERIENCE. We seek to provide a consistent, high quality guest experience in order to generate frequent customer visits and enhance customer loyalty. Through extensive training, experienced restaurant-level management and rigorous operational and quality controls, we seek to provide high quality menu items and to ensure prompt, friendly and high energy service to our guests. We believe that by regularly testing new products at our research and development center and adding new items to our menu, we are able to offer our guests new reasons to dine at our restaurants. We believe our restaurants are attractive for a wide variety of dining occasions, including weekday and weekend lunches and dinners for a broad range of guests.

    ACHIEVE ATTRACTIVE RESTAURANT-LEVEL ECONOMICS. The repositioning of our concept has generated increased restaurant sales and improved profitability. We believe that we have been and will continue to be able to improve operating results from the broad appeal of our concept, careful site selection and cost-effective development, consistent application of our management and training programs, and strict cost and product quality controls. We also believe that our emphasis on training leads to a lower employee turnover ratio, and therefore higher productivity, compared to many of our competitors.

    ACCELERATE DEVELOPMENT OF COMPANY-OWNED RESTAURANTS. We believe that we have significant opportunities to open additional company-owned restaurants and, accordingly, are implementing an accelerated expansion strategy. In fiscal 1999, we have opened our five planned restaurants for the year in existing markets. We intend to continue opening company-owned restaurants in three of our primary metropolitan markets, Boston, New York and Baltimore/Washington, D.C. We also intend to expand into other existing and new markets such as Illinois, Indiana, Ohio and Florida. In fiscal 2000, we intend to open approximately 13 to 15 restaurants and, in fiscal 2001, we intend to open approximately 15 to 18 restaurants.

    ACCELERATE FRANCHISE DEVELOPMENT. In fiscal 1999, our franchisees opened eight restaurants in both existing and new markets. Reflecting our accelerated growth strategy, in fiscal 2000 we expect franchisees to open approximately 10 to 12 restaurants and, in fiscal 2001, we expect franchisees to open approximately 12 to 15 restaurants. We plan to focus our franchise development throughout the United States on an area development basis rather than on a single unit basis. In fiscal 1999, we signed area development agreements for the development of 10 restaurants in North Carolina and South Carolina and 10 restaurants in southern New Jersey and Philadelphia. We also intend to pursue selected expansion opportunities worldwide, including Latin America, the Caribbean, Middle East, Southeast Asia, Mexico and Canada. To further this objective, we have entered into a master franchise agreement to develop 22 restaurants in the Middle East.

    ATTRACT AND RETAIN HIGH QUALITY RESTAURANT MANAGEMENT. We believe we are able to attract and retain high quality restaurant management because we offer a competitive compensation and benefits program. In addition to salary and bonus, our general managers are eligible for additional benefits, which include vacation travel expense reimbursement, automobile lease payments and equity incentives, such as common stock awards. To promote assistant manager retention, we have implemented a work schedule providing assistant managers three days off every other week. We believe this schedule allows our assistant managers to enjoy a better quality of life than is typical in the restaurant industry.

    UTILIZE MANAGEMENT INFORMATION SYSTEMS EFFECTIVELY. We believe that our current management information systems have the features and capacity to support our accelerated growth plan and to achieve attractive restaurant level economics. All of our company-owned restaurants have personal computer and point-of-sale systems integrated with our centralized management information and accounting systems. We are able to monitor and control labor, food and other direct operating expenses, and maintain efficient and quality restaurant service with hourly guest traffic and sales volume forecasts for each restaurant. Our systems permit restaurant and company management to manage sales, cost of sales and product mix on a daily basis.

    EXPAND OUR CONSUMER PRODUCTS BUSINESS. We plan to continue to expand our consumer products business principally through the distribution of our Pizzeria Uno brand, Chicago-style deep-dish pizza, calzones, and other pizza products in hotels, movie theater chains, supermarkets, food courts and airports. We have established relationships with hotel chains, including Doubletree Hotels, and movie theater chains, including General Cinema. In addition, we supply American Airlines on an exclusive basis with our pizza for service on selected domestic and international flights. Our consumer products operation, which historically has represented approximately 5% of our sales, complements our restaurant business, increases our brand awareness and enables people to enjoy Pizzeria Uno products in a wide variety of locations and settings.

UNIT ECONOMICS

    For the 12 month period ended June 27, 1999, the 94 company-owned restaurants open for the entire period generated average restaurant sales of approximately $1.9 million and average restaurant operating cash flow of approximately $360,000, or 19% of sales. Our current prototype restaurant occupies a range of approximately 5,300 to 5,800 square feet, with a seating capacity ranging from 180 to 210 guests. For the 12 month period ending August 1, 1999, our seven current prototype restaurants, which have been open for at least one year, have generated average restaurant sales of approximately $2.1 million and average restaurant operating cash flow of approximately $494,000, or 24% of sales. Based on an average investment of approximately $1.7 million, excluding average land costs of approximately $830,000, these restaurants have generated an average cash return on investment of 29% in their first year. In addition, these restaurants average $137,000 of pre-opening costs.

RESTAURANT LOCATIONS

    The following table provides the number of company-owned and franchised restaurants by state as of August 29, 1999.

                                                  COMPANY-OWNED                  FRANCHISED
                                                -----------------  --------------------------------------
STATE                                                              CHICAGO BAR & GRILL        OTHER
----------------------------------------------                     -------------------  -----------------
DOMESTIC
Arizona.......................................                                  3
California....................................                                  7                   3
Colorado......................................              3
Connecticut...................................              6
Florida.......................................              6                   1                   1
Illinois(1)...................................              9
Indiana.......................................                                  2
Kansas........................................                                  1
Kentucky......................................                                  1                   1
Maine.........................................              2
Maryland......................................              6                   1
Massachusetts.................................             25                   2
Michigan......................................                                  2
Minnesota.....................................                                                      2
Missouri......................................              1
Nevada........................................                                                      1
New Hampshire.................................              3
New Jersey....................................              2                   4
New York......................................             18                   2
North Carolina................................                                  1
Ohio..........................................              3                   5
Oklahoma......................................                                                      1
Pennsylvania..................................              3                   6                   1
Puerto Rico...................................                                  4
Rhode Island..................................              1
Tennessee.....................................                                                      1
Texas.........................................                                                      4
Vermont.......................................              1
Virginia......................................              9
Washington, D.C...............................              2                   1
Wisconsin.....................................                                  3

INTERNATIONAL
Seoul, Korea..................................                                  1
                                                          ---                 ---                 ---
TOTAL.........................................            100                  47                  15
                                                          ---                 ---                 ---
                                                          ---                 ---                 ---

------------------------

(1) Includes one company-owned Mexican restaurant.

    The table above does not include five quick-service units.

RESTAURANT EXPANSION AND SITE SELECTION

    COMPANY-OWNED RESTAURANT EXPANSION. We believe that we have significant opportunities to expand our company-owned restaurants and, accordingly, are implementing an accelerated expansion strategy. In fiscal 1999, we opened our five planned restaurants for the year in existing markets. We intend to continue opening company-owned restaurants in three of our primary metropolitan markets, Boston, New York and Baltimore/Washington, D.C. We also intend to expand into other existing and new markets such as Illinois, Indiana, Ohio and Florida. In fiscal 2000, we intend to open approximately 13 to 15 restaurants and in fiscal 2001 we intend to open approximately 15 to 18 restaurants.

    FRANCHISE RESTAURANT EXPANSION. Reflecting our accelerated growth strategy, in fiscal 2000 we expect franchisees to open approximately 10 to 12 restaurants and, in fiscal 2001, we expect franchisees to open approximately 12 to 15 restaurants. We plan to focus our franchise development throughout the United States on an area development basis rather than by single unit development. In fiscal 1999, our franchisees opened eight restaurants in both existing and new markets. In fiscal 1999, we signed area development agreements for the development of 10 restaurants in North Carolina and South Carolina and 10 restaurants in southern New Jersey and Philadelphia. We also intend to pursue selected expansion opportunities worldwide, including Latin America, the Caribbean, Middle East, Southeast Asia, Mexico and Canada. To further this objective, we have entered into a master franchise agreement to develop 22 restaurants in the Middle East.

    FACTORS WE CONSIDER IN SITE SELECTION. We devote significant resources to our investigation and evaluation of potential sites for our restaurants because we believe that the specific location of a restaurant is critical to its long-term success. One or more of our executive officers inspect and approve the site for each company-owned and franchised restaurant. Within each target market area, we evaluate population density and demographics, major retail and office concentration and traffic patterns. In addition, we evaluate visibility, accessibility, proximity to direct competition, proximity of shopping, entertainment activities, office parks and tourist attractions, availability of suitable parking and of restaurant level employees, and various other site specific factors. Pizzeria Uno...Chicago Bar & Grill restaurants are located in both urban and suburban markets, in free-standing buildings, strip centers and malls. Restaurant development is currently targeted at high traffic, free-standing locations.

    Generally, we lease most of our restaurants to minimize investment costs. However, we have been selectively purchasing real estate to develop new restaurants when the expected long-term cost of owning the real estate is less than the cost of leasing. Of the 100 company-owned restaurants open as of August 29, 1999, 81 are located in leased facilities and 19 are located on properties we own.

    The following table provides the locations, the fiscal quarter we anticipate the restaurant will open and status of company-owned and franchised restaurants expected to open in fiscal 2000 for which leases or purchase and sale agreements have been signed.

                                                                          ANTICIPATED
                                                    COMPANY-OWNED OR    FISCAL QUARTER
LOCATION                                               FRANCHISED         FOR OPENING       STATUS
--------------------------------------------------  ----------------   -----------------   ---------
                                                                                           Under
Frederick, MD.....................................    Company          Q1                  Construction
                                                                                           Under
Providence, RI....................................    Company          Q1                  Construction
                                                                                           Under
Keene, NH.........................................    Company          Q1                  Construction
                                                                                           Under
Sturbridge, MA....................................    Company          Q1                  Construction
                                                                                           Under
Kansas City, MO...................................  Franchise          Q1                  Construction
                                                                                           Under
San Juan, PR......................................  Franchise          Q1                  Construction
                                                                                           Under
Las Cruces, NM....................................  Franchise          Q1                  Construction
                                                                                           Lease
Greensboro, NC....................................  Franchise          Q1                  Signed
                                                                                           Under
Orlando, FL.......................................    Company          Q2                  Construction
                                                                                           Lease
Pickerington, OH..................................    Company          Q2                  Signed
                                                                                           Lease
Deptford, NJ......................................  Franchise          Q2                  Signed
                                                                                           Lease
Dubai, United Arab Emirates.......................  Franchise          Q2                  Signed
                                                                                           Purchase
                                                                                           Agreement
Mannassas, VA.....................................    Company          Q3                  Signed
                                                                                           Lease
Attleboro, MA.....................................    Company          Q4                  Signed

    We are also in various stages of lease and purchase and sale agreement negotiations for additional locations for company-owned restaurants expected to open in fiscal 2000. Our franchisees are in various stages of site identification activities and lease negotiations for franchised restaurant openings in fiscal 2000.

RESTAURANT DESIGN

    Our restaurants are designed and decorated to create the comfortable and fun atmosphere guests expect of full-service, casual dining restaurants, as distinguished from typical pizza restaurants. We upgraded the design and decor of our restaurants which are now consistent with our theme as "Pizzeria Uno...Chicago Bar & Grill." The decor of most of our restaurants includes different variations of wood, brick and brass, and warehouse related design elements such as painted murals, crates of beverages, vintage photographs of Chicago and similar artifacts. Our latest prototype restaurants are designed to replicate the look and feel of an old Chicago warehouse with exposed ceilings, industrial lighting and cement floors. This prototype occupies a range of approximately 5,300 to 5,800 square feet, with seating capacity ranging from 180 to 210 guests. We have also developed several variations of our prototype to allow for adaptations to specific new site locations and, to date, we have opened 12 of these prototypes. We review all preliminary exterior, interior and kitchen design for all company-owned and franchised restaurants to ensure quality and compliance with our standards.

RESTAURANT OPERATIONS

    RESTAURANT MANAGEMENT. The staff for a typical Pizzeria Uno...Chicago Bar & Grill restaurant consists of one general manager, an assistant general manager, one manager and approximately 50 to 70 hourly employees, many of whom are part-time personnel. Managers of company-owned restaurants are compensated with a salary plus a performance bonus based on several factors, including restaurant sales and profits. Managers are also given equity incentives. To promote manager retention, we have implemented a work schedule in which a manager is given three days off every other week. We also offer our general managers vacation travel expense reimbursement and automobile lease payments.

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
    Each company-owned restaurant manager and franchisee is required to comply with an operations manual that contains detailed standards and specifications for all elements of operations. Our management make regular visits to our restaurants to monitor system-wide compliance. We employ three divisional vice presidents of operations and 17 regional operations directors. The regional directors provide field supervision to both company-owned and franchised restaurants. Their duties include regular visits and detailed inspections of quality, service and sanitation. As additional restaurants are opened, we intend to add qualified regional operations directors.

    Our restaurant management conduct quality control inspections twice a day. Our food ingredients are tested for quality, freshness, age and temperature. Menu items are also inspected for quality and presentation and we maintain a toll-free telephone number for customer feedback. We conduct bi-monthly guest surveys to monitor the level of guest satisfaction. Our divisional vice presidents of operations are directly responsible for ensuring that these comments are addressed.

    TRAINING. We conduct an initial ten-week training program for all our restaurant managers and franchisees that focuses on restaurant operations. We continuously train company-owned restaurant managers through specialized training programs and regular meetings that emphasize the areas of leadership, quality of food preparation and service. Franchisees may participate in these training programs. We require our food handling personnel and alcohol serving employees to participate in an independent nationally-recognized training program to ensure the sanitary and responsible service of food and alcohol. We also conduct quarterly regional meetings and an annual national meeting of franchisees and company restaurant managers that focuses on continued training in marketing, new products, operating systems, site selection and other aspects of business management.

RESTAURANT FRANCHISE PROGRAM

    GENERAL. As of August 29, 1999, we had 62 franchised restaurants operating primarily as Pizzeria Uno...Chicago Bar & Grill and five Uno Pizza take-out units operated by 34 franchisees located in 20 states, the District of Columbia, Puerto Rico and Seoul, Korea. We have dedicated significant resources to our franchise program and plan to continue to aggressively pursue domestic as well as selective international expansion opportunities. We expect to grant additional domestic and international franchises to qualified applicants with restaurant related operating experience and requisite financial resources. Historically, we granted franchises on a single unit basis. As part of our accelerated growth strategy, we are currently pursuing area development agreements with franchisees for the construction of multiple restaurants over time within specified geographic areas.

    SIGNIFICANT FRANCHISE DEVELOPMENTS. In fiscal 1998, we signed a master franchise agreement for the development of 22 Pizzeria Uno...Chicago Bar & Grill restaurants over a period of seven years in United Arab Emirates, Saudi Arabia, Egypt, Kuwait, Jordan, Oman, Qatar, Bahrain and Lebanon. In fiscal 1998, we also signed three additional agreements for the development of eight restaurants to be opened over approximately the next six years. In fiscal 1999, we signed area development agreements for the development of 10 restaurants in North Carolina and South Carolina over the next six and one-half years and 10 restaurants in southern New Jersey and Philadelphia over the next seven years.

    As we transitioned our company-owned restaurants into our new Pizzeria Uno...Chicago Bar & Grill concept, some of our franchisees have upgraded and redesigned their restaurants to be consistent with our new concept, but a number of our franchisees have not and are not achieving satisfactory operating results. Since the beginning of fiscal 1998, 17 of these franchised restaurants have closed. Although it is difficult to predict, by the end of fiscal 2001, we expect approximately six to 10 of these franchised restaurants will close.

    DEVELOPMENT AND FRANCHISE AGREEMENTS. We require new domestic franchisees to pay a non-refundable fee of $22,500 per restaurant that the franchisee commits to develop at the time a development agreement is signed. Of this amount, $17,500 is applied to the initial franchise fee for each restaurant committed to be developed. Our current franchise agreement also requires franchisees to pay an initial franchise fee of $35,000 per restaurant when the franchise agreement is signed and a continuing monthly royalty of 5% of gross restaurant sales, which does not include certain items such as tips, merchandise exchanging and returns to the manufacturer, but not less than $1,000 per month. Royalties and franchise fees for international franchises are negotiated on an individual basis. The royalties we received during fiscal 1998 averaged 4.2% of franchised restaurant sales. For certain existing franchisees we have a variable royalty plan that allows royalty rate reductions from contractual rates for those franchised restaurants meeting certain criteria. This variable royalty plan is available only to those franchised restaurants that do not achieve minimum sales levels during their first five years of operation in relation to their overall capital investment, including capitalized lease obligations. The minimum royalty rate under the variable royalty plan is 3% and ranges up to 5%. Eleven franchised restaurants currently qualify for some degree of royalty rate reduction under the variable royalty plan. The variable royalty plan is not currently offered to new franchisees.

    Our current franchise agreements have an initial term of 15 years with one ten year renewal period at the option of the franchisee, provided that the agreement has not previously been terminated by either party. As a condition of each renewal, we may require a franchisee to sign a revised franchise agreement and to make capital expenditures to renovate the restaurant, but we may not increase the continuing monthly royalty or charge a renewal fee.

    We retain the right to terminate a franchise agreement for a variety of reasons, including significant and willful understatement of gross receipts, failure to pay fees, material misrepresentation on an application for a franchise, or material breach or default under the franchise agreement, including failure to maintain our operating standards. Many state franchise laws limit the ability of a franchisor to terminate or refuse to renew a franchise. We have the right to audit and receive certain monthly and annual financial and other information from franchisees. The franchise agreements generally prohibit us from granting competing franchises or opening competing restaurants within three miles of a franchised restaurant.

    TRAINING AND OVERSIGHT OF FRANCHISEES. Our initial training program for franchisees is similar to our training program for management trainees and employees in company-owned restaurants. In order to ensure uniform quality standards, we require franchisees to comply with our specifications as to space, design and decor, menu items, principal food ingredients and day-to-day operations, as set forth in our operations manual. Our executives or field-service personnel visit each franchise location, on average, at least four times per year. We receive weekly and monthly sales reports from our franchisees. In addition, we conduct random sales audits of all our franchisees on an ongoing basis.

    OUR LIMITED GUARANTEE OF EQUIPMENT AND LEASEHOLD FINANCING. We guarantee certain limited equipment and leasehold improvement financing to qualified franchisees through an agreement with an unaffiliated finance company. This program provides an aggregate of $25 million to our franchise system. Under this agreement, we guarantee financing provided by the finance company up to the greater of $2.5 million or 10% of the aggregate amount funded to qualified franchisees. At August 1, 1999, there were approximately $838,000 of loans outstanding to franchisees. We have also guaranteed up to a maximum of $400,000 of future lease payments in the event of default by a specific franchisee.

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
CONSUMER PRODUCTS

    We plan to continue to expand our consumer products business principally through the distribution of our Pizzeria Uno brand, Chicago-style deep-dish pizza, calzones, and other pizza products in hotels, movie theater chains, supermarkets, food courts and airports.

    We have established relationships with hotel chains, including Doubletree Hotels, for distribution of Pizzeria Uno brand pizzas and calzones to approximately 400 hotel locations. We also provide our Pizzeria Uno brand pizza products at the concession areas in approximately 80 movie theaters, including General Cinema. During fiscal 1998, we began providing Pizzeria Uno brand, Chicago-style, deep-dish pizza for sale by a concession at the George Bush Intercontinental Airport in Houston.

    Since fiscal 1993, we have been supplying frozen Pizzeria Uno brand, Chicago-style, deep-dish pizza to American Airlines for service on its domestic flights. We supplied American Airlines with approximately 1.2 million pizzas on their domestic flights during fiscal 1998, and we believe that during fiscal 1999 we will supply them with approximately 1.4 million pizzas. On July 1, 1999, American Airlines also began serving our pizza on selected international flights. We anticipate that American Airlines will serve approximately 1.4 million additional pizzas annually on these international flights.

    Several branded and private label tests are underway with additional movie theater chains, hotel chains and major food service providers. We expect to continue to test other traditional and non-traditional distribution channels for our consumer products. Our consumer products operation, which represented approximately 5% of our sales during fiscal 1999, complements our restaurant business, increases our brand awareness and enables people to enjoy Pizzeria Uno products in a wide variety of locations and settings.

MARKETING AND ADVERTISING

    Our advertising is intended to increase our brand awareness, attract new guests and build customer loyalty. We rely primarily on radio, direct mail and print advertising. Our advertising strategy is designed to promote the quality and variety of our menu items.

    Through an advertising cooperative fund, we prepare regional and local advertising materials and also produce menus and promotional programs for both franchised and company-owned restaurants. Franchisees are required to contribute a fee of up to 1.0% of franchised restaurant sales to the advertising cooperative fund. One-half of this fee is credited to the franchisee for local marketing and advertising conducted by the franchisee. We contribute an equal percentage of sales of each company-owned restaurant to the advertising cooperative fund. Except for the materials we prepare and distribute through the advertising cooperative fund, franchisees, with our support, are responsible for the implementation of advertising and marketing for their respective restaurants, subject to adherence to our established guidelines. In addition, our franchise agreements require franchisees to spend at least 2% of franchised restaurant sales each year on local advertising and public relations.

    For fiscal 1999, we currently estimate that we will spend approximately $5.2 million or 2.5% of restaurant and consumer product sales on advertising and marketing, which includes the 1.0% fee we contribute to the advertising cooperative fund for company-owned restaurants.

MANAGEMENT INFORMATION SYSTEMS

    We believe that our current management information systems infrastructure has the features and capacity to support our accelerated growth plan. All of our company-owned restaurants have personal computer and point-of-sale systems integrated with our centralized management information and accounting systems. We are able to monitor and control labor, food and other direct operating expenses, and maintain efficient and quality restaurant service with hourly guest traffic and sales volume forecasts for each restaurant. Our systems permit restaurant and company management to

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
manage sales, cost of sales and product mix on a daily basis. We also have access to daily financial and operating data for every company-owned restaurant which is an important tool in achieving attractive restaurant level economics.

    Financial controls are maintained through a centralized accounting system, which includes a sophisticated theoretical food cost program and a labor scheduling and tracking program. This system enables us to schedule appropriate wait staff and kitchen personnel for our restaurant guests. Physical inventories of food and beverage items are taken on a weekly basis.

PURCHASING

    We negotiate directly with suppliers for all primary food ingredients and beverage products to ensure adequate supplies and to obtain competitive prices. We seek competitive bids from suppliers on most of our primary food ingredients on a periodic basis and no less than annually for each supplier. We approve suppliers of these ingredients and products and require our suppliers to adhere to our product specifications. Several of our key ingredients are proprietary. They are manufactured for us under private label and sold to authorized distributors for resale to company-owned restaurants and franchisees. All essential food and beverage products are available, or upon short notice can be made available, from alternative qualified suppliers.

    The manager of each company-owned restaurant determines the quantities of food and beverage products required. We and our franchisees purchase substantially all food and beverage products from authorized local or national distributors. In most cases, franchisees find it more economical to purchase these products from the same distributors servicing the company-owned restaurants in order to take advantage of volume discounts. In each of our markets, franchisees pay distributors the same price as we do for our company-owned restaurants. We do not derive any income from suppliers or distributors on sales to franchisees.

COMPETITION

    The restaurant business is highly competitive with respect to price, service, food quality, ambiance, and overall dining experience. Our competitive position is often affected by changes in consumer tastes, preferences and discretionary spending patterns, economic conditions and population and traffic patterns. There is also intense competition for real estate sites, personnel and qualified franchisees. We compete within each market with full-service casual dining restaurants, which may be locally-owned, as well as with national and regional restaurant chains. Some of our competitors operate more restaurants and have greater financial resources and longer operating histories.

EMPLOYEES

    As of June 27, 1999, we had approximately 6,525 employees, 113 of whom were corporate personnel and 398 of whom were field service or restaurant managers and trainees. The remaining employees were restaurant personnel, many of whom were part-time. Of the 113 corporate employees, 49 were in management positions and 64 were general office employees.

    We consider our relations with our employees to be good. Generally, our employees are not covered by collective bargaining agreements except for those employees working in three of our restaurants in urban Chicago who are members of the Hotel Employees and Restaurant Employees International Union of the AFL-CIO, and with whom we are subject to a collective bargaining agreement through November 30, 1999.

TRADEMARKS

    We regard our trademarks and service marks as having significant value and as being an important factor in the marketing of our products. Our most significant marks include "Uno," "Pizzeria Uno," "Pizzeria Due," and "Pizzeria Uno...Chicago Bar & Grill." The registrations of our significant marks are subject to renewal at various times from 2000 to 2008. We intend to renew our registration of our marks prior to their expiration. Our policy is to pursue registration of our marks whenever possible and to oppose strenuously any infringement of our marks. We have also initiated efforts toward international trademark registration in support of our plan to expand into international markets. We have received one trademark registration in Korea, where we have a development agreement with an existing area licensee, and have received several other international trademark registrations. In Korea, Pakistan, Indonesia and other countries, we have sought registration of a variety of marks, including "Pizzeria Uno" and "Pizzeria Uno...Chicago Bar & Grill."

GOVERNMENT REGULATION

    GENERAL. Various federal, state and local laws affect our business. Each of our restaurants is subject to licensing and regulation by a number of governmental authorities, which may include health, sanitation, building, zoning, safety, fire, and alcoholic beverage control agencies in the state or municipality in which the restaurant is located. These licensing and regulation matters relate to environmental, building, construction and zoning requirements, and the preparation and sale of food and alcoholic beverages. Difficulties or failures in obtaining the required licenses or approvals and compliance with application regulations could delay or prevent the development of a new restaurant at a particular location.

    Our operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the federal level. Significant numbers of hourly personnel at our restaurants are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage will increase labor costs. Other governmental initiatives such as mandated health insurance, if implemented, could adversely affect us as well as the restaurant industry in general. We are subject to the Americans With Disabilities Act of 1990, which, among other things, requires our restaurants to meet federally mandated requirements for the disabled. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

    ALCOHOLIC BEVERAGE CONTROL REGULATIONS. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county and municipal authorities for a license or permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control, and handling, storage and dispensing of alcoholic beverages.

    DRAM SHOP STATUTES. We may be subject in certain states to "dram-shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment which wrongfully served alcoholic beverages to such person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance.

    FRANCHISING LAWS. We are also subject to federal and a substantial number of state laws regulating the offer and sale of franchises. These laws impose registration and disclosure requirements on franchisors in the offer and sale of franchises. These laws often also apply substantive standards to the relationship between franchisor and franchisee and limit the ability of a franchisor to terminate or refuse to renew a franchise.

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
    HEALTH AND SAFETY LAWS. We are subject to the rules and regulations of various federal, state and local health agencies, including the United States Food and Drug Administration and the United States Department of Agriculture. The FDA specifies standards for nutritional content claims and health claims made in connection with food items offered in our restaurants. The FDA also prescribes the format and content of nutritional information required to appear on labels of certain products, including our line of fresh and frozen items sold through supermarkets.

PROPERTIES

    RESTAURANT LOCATIONS. As of August 29, 1999, we leased 81 and owned 19 of our restaurant locations. The leases for company-owned restaurants typically have initial terms of 20 years with certain renewal options and provide for a base rent plus real estate taxes, insurance and other expenses, plus additional percentage rents based on revenues of the restaurant. One of our company-owned restaurants in Boston, Massachusetts is located on the first floor of a six story office building owned by Aaron D. Spencer, our Chairman. All of our franchised restaurants are in space leased from parties unaffiliated with us. Franchised restaurant leases typically have lease terms through the initial term of the franchise agreements.

    PRODUCTION PLANT. We own a 30,000 square foot production plant in Brockton, Massachusetts. The production plant produces frozen products for service aboard American Airlines flights, and at concession areas in theaters and hotels, as well as fresh, refrigerated pizzas that are sold in approximately 1,000 supermarkets throughout New England. This facility provides sufficient capacity to support double the level of sales achieved in fiscal 1998.

    EXECUTIVE OFFICES. Our executive offices are located in two adjacent buildings in West Roxbury, Massachusetts. The first, a three-story building owned by Charles Park Road, LLC, a Massachusetts limited liability company owned by Aaron D. Spencer, our Chairman, and his two adult children, is leased to us pursuant to a ten-year lease, commencing on March 30, 1987, with an option to renew for an additional five-year term. Currently we are in the five-year option term. We also lease the adjacent facility, a two-story building owned by Charles Park Road, LLC, pursuant to a 15-year lease with the option to renew for three additional five-year periods. This lease commenced on February 1, 1990. The two buildings consist of approximately 25,000 square feet and house our executive, administrative and clerical offices.

    We also own a 12,000 square foot warehouse/training facility in Norwood, Massachusetts. A portion of this facility contains classrooms and is currently being used for the training and instruction of restaurant management trainees. The remainder of the building is warehouse space.

LEGAL PROCEEDINGS

    As of the date of this prospectus, we are not party to any material legal proceedings.

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
                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Our directors and executive officers and their ages are as follows:

NAME                                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Aaron D. Spencer....................          68   Chairman and Director
Craig S. Miller.....................          50   President, Chief Executive Officer and Director
Paul W. MacPhail....................          36   Executive Vice President, Chief Operating Officer and Director
Robert M. Brown.....................          51   Senior Vice President--Administration
Alan M. Fox.........................          52   Senior Vice President--Purchasing, President--Uno Foods Inc.
Larry J. Reeher.....................          52   Senior Vice President--Human Resources
Robert M. Vincent...................          47   Senior Vice President--Finance, Chief Financial Officer and Treasurer
Holly J. Young......................          46   Senior Vice President--Marketing
James F. Carlin.....................          59   Director
Tamara P. Davis.....................          53   Director
John T. Gerlach.....................          66   Director
Kenneth D. Hill.....................          65   Director
James J. Kerasiotes.................          45   Director
Stephen J. Sweeney..................          69   Director

    The following is additional information regarding each of our directors and executive officers:

    AARON D. SPENCER, our founder, has been Chairman of the Board since 1986 and previously served as our President until 1986 and as our Chief Executive Officer until September 29, 1996. Mr. Spencer has 33 years of experience in the restaurant industry. He was the founder and owner of our predecessor, which operated a chain of 24 Kentucky Fried Chicken franchised restaurants at the time the restaurants were sold.

    CRAIG S. MILLER has been our President since 1986 and was appointed Chief Executive Officer on September 30, 1996. From 1986 to December 1998, he also served as our Chief Operating Officer. From 1984 to 1986, Mr. Miller served as one of our Vice Presidents and then as Executive Vice President. Prior to 1984, he spent 11 years with the General Mills, Inc. restaurant subsidiary, including four years in various executive capacities with Casa Gallardo Mexican restaurants and six years with the Red Lobster restaurant chain. Mr. Miller has a total of 31 years of experience in the restaurant industry.

    PAUL W. MACPHAIL was appointed Executive Vice President and Chief Operating Officer on December 1, 1998. Mr. MacPhail served as Senior Vice President--Operations from January 1997 to November 1998. From October 1994 to January 1997, he served as Divisional Vice President-- Operations and from November 1992 to October 1994, he served as a Regional Director of Operations. From 1990 to 1992, Mr. MacPhail served as our General Manager and Senior Operations Manager. Prior to joining us, Mr. MacPhail served for eight years as a general manager with Ground Round, Inc. Mr. MacPhail has a total of 15 years of experience in the restaurant industry.

    ROBERT M. BROWN has been our Senior Vice President--Administration since June 1997. He was Senior Vice President--Finance from 1988 until 1997 and served as our Chief Financial Officer and Treasurer from 1987 to 1997. From 1987 to 1988, he was our Vice President--Finance. Prior to joining us, from 1984 to 1987, he served as vice president, treasurer and chief financial officer of the waste management subsidiary of Genstar Corporation and was employed by SCA Services, Inc. from 1980 to

1984, most recently as assistant controller. He is a certified public accountant and has worked in accounting and finance, since 1969.

    ALAN M. FOX has been our Senior Vice President--Purchasing since October 1990. Also, since 1990, Mr. Fox has been President of Uno Foods Inc., our subsidiary responsible for consumer products distribution. Mr. Fox served as Senior Vice President--Purchasing and Development from 1989 to 1990, and served as Vice President of Purchasing from 1988 to 1989. Prior to joining us, from 1971 to 1988, Mr. Fox served as vice president--purchasing at Worcester Quality Foods, Inc., a wholesale food service distributor. Mr. Fox has a total of 27 years of experience in the restaurant and food service industries.

    LARRY J. REEHER has been our Senior Vice President--Human Resources since May 1999. Prior to joining us, Mr. Reeher served as vice president--human resources for the Krystal Company from 1995 to 1999 and as executive vice president--human resources for Gardner Merchant Food Services, Inc. from 1988 to 1995. From 1986 to 1988, Mr. Reeher served as director of personnel at Foodmaker, Inc. and from 1984 to 1986, as manager of human resources/vice president of Cal Fed, Inc. From 1977 to 1984, Mr. Reeher served in a variety of human resources positions at Denny's, Inc. and from 1975 to 1977, he was employed at Southwest Florida Water Management District. Mr. Reeher has 22 years of human resource experience in the restaurant industry.

    ROBERT M. VINCENT has been our Senior Vice President--Finance, Chief Financial Officer and Treasurer, since July 1997. Prior to that, he served as Vice President--Finance and Controller from November 1992 to June 1997. From April 1992 to October 1992, he served as our Controller. Prior to joining us, Mr. Vincent served as chief financial officer and vice president--finance at Omega Corporation from 1988 to 1992, and vice president--finance at Boston Restaurant Associates from 1985 to 1988. From 1976 to 1985, Mr. Vincent worked at Ogden Corporation in a variety of finance positions. Mr. Vincent has 22 years experience in accounting and finance.

    HOLLY J. YOUNG was appointed Senior Vice President--Marketing in August 1999. Ms. Young was the vice president--marketing for John Harvard's Brew House from 1996 to 1999. From 1994 to 1995, she served as vice president--marketing for Ground Round, Inc. and from 1992 to 1994, as the senior vice president--marketing for Chi-Chi's, Inc. From 1989 to 1991, she served as senior vice president-- marketing for Metromedia Steakhouses, Inc. and from 1987 to 1989, as the vice president--marketing for TGI Friday's, Inc. From 1986 to 1987, she was the director of marketing at S&A Restaurants Corp. Prior to that, Ms. Young worked in the advertising industry in a variety of positions from 1978 to 1986. Ms. Young has a total of 13 years of marketing experience in the restaurant industry.

    JAMES F. CARLIN has been the chairman and chief executive officer of Alpha Analytical, Inc., an environmental testing laboratory, since 1985. He has been the chairman of the Massachusetts Board of Higher Education, since 1995. He was also the receiver for the City of Chelsea, Massachusetts from 1991 to 1992. Mr. Carlin is a trustee of the Massachusetts Health and Education Tax Exempt Trust, and a trustee or director of 33 funds managed by John Hancock Mutual Life Insurance Company. He is also a director of Flagship Healthcare Inc., Allied American Agency, Inc. and the Arbella Mutual Insurance Company.

    TAMARA P. DAVIS served as president, chief executive officer and director of UST Leasing Corporation from 1988 to 1993. She served as a senior vice president at US Trust from 1983 to 1993, as well as an assistant vice president and corporate finance officer at BankAmeriLease Group, Inc., a subsidiary of Bank of America from 1979 to 1983. Prior to that, she was the assistant dean of humanities at Santa Clara College from 1977 to 1979. Ms. Davis serves on the board of directors of the Massachusetts Board of Higher Education, the Massachusetts State College Building Authority and the Massachusetts Educational Financing Authority.

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
    JOHN T. GERLACH has been the director of the Graduate Business Program of Sacred Heart University since July 1992. He was the director of the Center for Policy Issues of Sacred Heart University from January 1990 to July 1992. From 1988 to 1990, he was an adjunct professor of finance in the Graduate School of Business at Drexel University. From 1986 to 1988, he was associate director of Bear, Stearns & Co. From 1985 to 1986, he was a consultant for The Horn & Hardart Co., and from 1982 to 1985, he was the president and chief operating officer of The Horn & Hardart Co. Prior to that time, he was a vice president of General Mills, Inc. He is presently a director of Marketing Services Group, Inc. and Security American Financial Enterprises, Inc.

    KENNETH D. HILL was the president of international development for Applebee's International, Inc. from 1994 to 1995. Prior to that, he was the executive vice president and chief operating officer of Applebee's International, Inc. from 1991 to 1994. From 1990 to 1991, he was the president and chief executive officer of Creative Restaurant Management, Inc. From 1985 to 1991, he was the president and chief executive officer of T.J. Cinnamons, Ltd. and from 1973 to 1985, he was the the president of Gilbert/Robinson.

    JAMES J. KERASIOTES has been the chairman and chief executive officer of the Massachusetts Turnpike Authority since July 1996. From 1992 to 1997, he was the Massachusetts Secretary of Transportation and the chairman of the Massachusetts Bay Transportation Authority. From 1991 to 1992, he served as commissioner of the Massachusetts Highway Department. From 1985 to 1991, he was a founder, director and stockholder of Alpha Analytical, Inc. and co-founder of Adion, Inc. From 1981 to 1985, he was a director and shareholder of Rizzo Associates. From 1979 to 1981, he was the Deputy Commissioner in the Massachusetts Commerce Department.

    STEPHEN J. SWEENEY was chairman of the board of Boston Edison Company from 1986 to 1992. He was chief executive officer of Boston Edison Company from 1984 to 1990 and president of Boston Edison Company from 1983 to 1987. Mr. Sweeney is a director of the Boston Edison Company, Liberty Mutual Insurance Company, Liberty Mutual Fire Insurance Company, Liberty Financial Services, the Boston Stock Exchange Incorporated and Microscript, Inc.

    Our restated certificate of incorporation and by-laws provide for a board of directors consisting of seven directors who are elected at the annual meeting of stockholders and are divided into three classes, each having a staggered three-year term of office. The restated certificate of incorporation authorizes the board of directors and the stockholders to change the number of directors. On August 24, 1999, the board of directors approved an increase in the number of directors on the board from seven to nine. Tamara P. Davis, Kenneth D. Hill and James J. Kerasiotes were appointed as directors on August 24, 1999 to fill an existing vacancy and to fill the two vacancies created by an increase in the number of directors from seven to nine. The term of one class of directors expires each year. At each annual meeting of the stockholders following the initial classification, the directors elected to succeed those directors whose terms expire are designated as being the same class as the directors they succeed and are elected to hold office until the third succeeding annual meeting. Directors may be removed only for cause at a stockholders' meeting upon the affirmative vote of holders of at least 60% of the outstanding shares of our common stock entitled to vote in the election of directors. Directors may also be removed from office upon the vote of a majority of continuing directors. A continuing director is a member of our board of directors who is not affiliated with a related person and who was a member of our board of directors before a related person became a related person, as well as certain successors to a continuing director. A related person is any person who was not a stockholder as of March 30, 1987 and who acquires more than 5% of our common stock after March 30, 1987.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of our common stock as of August 27, 1999, except as otherwise noted below, and as adjusted to reflect the sale of the shares offered hereby: (1) by each person known by us to own beneficially more than five percent of the common stock; (2) by each director; (3) by each executive officer; (4) by all of our directors and executive officers as a group; and (5) by those selling stockholders who are not directors or executive officers. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock owned by them, except to the extent such person shares voting power with a spouse. Mr. Spencer is a trustee of the Cheryl Spencer Memorial Foundation, a charitable foundation.

                                                  SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                  OWNED PRIOR TO THE                    OWNED AFTER THE OFFERING
                                                     OFFERING (1)          NUMBER OF              (1)
                                                -----------------------     SHARES      ------------------------
DIRECTORS AND EXECUTIVE OFFICERS                  NUMBER      PERCENT    BEING OFFERED    NUMBER       PERCENT
----------------------------------------------  ----------  -----------  -------------  -----------  -----------
Robert M. Brown(2)(3)(4)(5)...................     185,442         1.8%           --        185,442         1.6%
James F. Carlin(2)(6).........................      26,062         0.3            --         26,062         0.2
Tamara P. Davis...............................           0         0.0            --              0         0.0
Alan M. Fox(2)(4)(5)..........................     206,372         2.0            --        206,372         1.8
John T. Gerlach(2)............................      24,719         0.2            --         24,719         0.2
Kenneth D. Hill...............................           0         0.0            --              0         0.0
James J. Kerasiotes...........................           0         0.0            --              0         0.0
Paul W. MacPhail(2)(4)(5).....................     119,074         1.2            --        119,074         1.0
Craig S. Miller(2)(4)(5)(7)(8)................     533,369         5.0            --        533,369         4.6
Larry J. Reeher(9)............................       1,000         0.0            --          1,000         0.0
Aaron D. Spencer(2)(4)(10)....................   6,175,559        60.3       900,000      5,175,559 11)       46.0
Stephen J. Sweeney(2).........................      26,378         0.3            --         26,378         0.2
Robert M. Vincent(2)(4)(5)(7).................     118,896         1.1            --        118,896         1.0
Holly J. Young................................           0         0.0            --              0         0.0
Directors and Executive Officers as a group
  (14 persons)(12)............................   7,416,871        65.4       900,000      6,416,871        52.0

5% STOCKHOLDERS
Dimensional Fund Advisors Inc.................     694,799         6.8            --        694,799         6.2
  1299 Ocean Avenue--11th Floor
  Santa Monica, CA 90401

SELLING STOCKHOLDERS
Cheryl Spencer Memorial Foundation............     164,562         1.6       100,000         64,562         0.6

------------------------

 (1) Unless otherwise noted, the beneficial owners listed have sole voting and investment power over the shares listed.

 (2) Includes the following shares subject to currently exercisable options: Mr. Brown--177,180; Mr. Carlin--13,562; Mr. Fox--179,577; Mr. Gerlach--14,189;
    Mr. MacPhail--118,339; Mr. Miller-- 449,800; Mr. Spencer--21,500; Mr.
    Sweeney--20,503; and Mr. Vincent--116,725.

 (3) Includes 1,625 shares held by Mr. Brown's spouse.

 (4) Includes the following shares held in participant accounts under the employee stock ownership provision of our Employee Stock Ownership Plan (the "ESOP"): Mr. Brown--967; Mr. Fox--675; Mr. MacPhail--200; Mr. Miller--1,628; Mr. Spencer--915; and Mr. Vincent--196. The voting power of these shares is held by the trustees of the ESOP.

 (5) Includes the following shares held in participant accounts under the 401(k) savings provision of the ESOP; Mr. Brown--670; Mr. Fox--619; Mr. MacPhail--535; Mr. Miller--624; and Mr. Vincent-- 475.

 (6) Includes 2,500 shares held in a profit sharing plan and 10,000 shares held by Mr. Carlin's spouse.

 (7) Includes the following shares held in deferred compensation accounts: Mr. Miller--10,000; and Mr. Vincent--500.

 (8) Includes 9,375 shares held in a trust created by Mr. Miller, and 200 shares held by Mr. Miller's spouse.

 (9) Includes 1,000 shares held by Mr. Reeher's spouse.

(10) Includes 164,562 shares held by the Cheryl Spencer Memorial Foundation. Also includes 1,692,707 shares held by Uno Associates, a family partnership controlled by Mr. Spencer. The mailing address of Uno Associates and Mr. Spencer is 100 Charles Park Road, West Roxbury, Massachusetts 02132. The "Number of Shares Being Offered" by Mr. Spencer in the table does not include 100,000 shares being offered by the Cheryl Spencer Memorial Foundation.

(11) The "Shares Beneficially Owned After the Offering" by Mr. Spencer in the table reflect the sale of 100,000 shares in the offering by the Cheryl Spencer Memorial Foundation.

(12) Includes all shares beneficially owned by the executive officers and directors named and as described above.

                 DESCRIPTION OF CAPITAL STOCK AND OTHER MATTERS

    Our authorized capital stock consists of 1,000,000 shares of preferred stock, $1.00 par value per share, and 25,000,000 shares of common stock, $.01 par value per share. Only common stock is issued and outstanding.

    The following descriptions of the capital stock, certain additional charter provisions relating to changes in control and director liability, change in control protection agreements and certain indemnification agreements are qualified in all respects by reference to our restated certificate of incorporation and amended and restated by-laws and the form of change in control protection agreements and indemnification agreements, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

PREFERRED STOCK

    We have never issued, and we have no present plans to issue, any shares of preferred stock. The board of directors has the authority, without action by the stockholders, to create one or more series of preferred stock and determine the number of shares, designation, price, redemption terms, conversion and voting rights with respect to any such series. An unfriendly tender offer, proxy contest, merger or other change in control would be more difficult if we issued any series of preferred stock.

COMMON STOCK

    The common stock we are offering, when issued and sold as contemplated by this prospectus, will be validly issued, fully paid and non-assessable. Subject to the prior rights of any series of preferred stock which may, from time to time, be outstanding, the holders of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the board of directors may determine.

    The shares of common stock are neither redeemable nor convertible, and the holders of common stock have no preemptive or subscription rights to purchase any of our securities. If we were to liquidate, dissolve or wind up, the holders of common stock will be entitled to receive on a pro rata basis, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of the holders of the preferred stock, if any.

TRANSFER AGENT AND REGISTRAR

    Our transfer agent and registrar for the shares of common stock is Chase Mellon Shareholder Services, located in Ridgefield Park, New Jersey.

ADDITIONAL PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

    In addition to the preferred stock, our restated certificate of incorporation includes several provisions which may make it more difficult for a third party to make an unfriendly tender offer or to effectuate a proxy contest, merger or change in control of the company.

    FAIR PRICE PROVISION. The so-called "Fair Price Provision," is intended to protect stockholders who do not tender their shares in a takeover bid. The provision guarantees stockholders a minimum price for their shares in any subsequent attempt to purchase their remaining shares at a price lower than the acquiror's original acquisition price. The Fair Price Provision requires the affirmative vote of the holders of 60% of our outstanding common stock for certain business combinations with a "related person" unless specified price criteria and procedural requirements are met or the business combination is approved by a majority of the "continuing directors." A related person is any person who was not a stockholder of Uno as of March 30, 1987 and who acquires more than 5% of our common stock after March 30, 1987. A continuing director is a member of our board of directors who is not affiliated with a related person and who was a member of our board of directors before a related person became a related person, as well as certain successors to a continuing director.

    ANTI-GREENMAIL PROVISION. Our restated certificate of incorporation also contains a so-called "Anti-Greenmail Provision." This provision is intended to discourage speculators who accumulate beneficial ownership of a significant block of stock and then seek to have the corporation repurchase the shares at a premium price. This tactic has become known as greenmail. The Anti-Greenmail Provision precludes us from purchasing any shares of our common stock from a related person who has beneficially owned his shares for less than two years prior to the date of the purchase, at a per share price in excess of the highest closing sale price of the common stock during the 30-day period immediately preceding the date of such purchase, unless the purchase is approved by a majority of the holders of the outstanding shares of common stock, excluding any votes cast by the related person. Stockholder approval is not required for such purchases when the offer is made available on the same terms to all holders of shares of common stock, when the purchases are effected pursuant to an open-market purchase program conducted in accordance with Rule 10b-18 promulgated under the Exchange Act, or when the purchases are approved by a majority of continuing directors.

    OTHER PROVISIONS. Another provision included in our restated certificate of incorporation requires the board of directors to consider social, economic and other factors in evaluating whether certain types of corporate transactions proposed by another party are in the best interests of the company and its stockholders.

    In addition, as discussed in the Management section above, our restated certificate of incorporation provides for a classified board of directors. Our by-laws may be amended or repealed by a majority of continuing directors or by the affirmative vote of the holders of 60% of the outstanding common stock; provided however, any such amendment or repeal which is approved by a majority of the continuing directors and thereafter submitted to the stockholders for ratification, may be so ratified by the affirmative vote of the holders of a majority of the outstanding common stock.

    As a result of the foregoing provisions in our restated certificate of incorporation and by-laws requiring the approval of the holders of 60% of our common stock, certain transactions which may be beneficial to stockholders could be rendered more difficult to approve.

WE HAVE CHANGE IN CONTROL PROTECTION AGREEMENTS

    We have entered into change in control protection agreements with each of our officers. These agreements provide for the continued employment of our officers for periods ranging from between 12 and 24 months upon a change in control of the company or the occurrence of certain specified events. The agreements also provide for severance payments that are, in general, the equivalent of salary and benefits for the balance of the employment period if the officer is terminated, other than for cause, or resigns under specified circumstances, within up to two years of such occurrence.

LIMITED LIABILITY OF OUR OFFICERS AND DIRECTORS

    Our restated certificate of incorporation and by-laws include provisions to
(1) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty and (2) require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Generally, we enter into indemnification agreements with each of our directors, and we anticipate that we will enter into similar agreements with Tamara P. Davis, Kenneth D. Hill and James J. Kerasiotes, and with any future directors. We may also enter into similar agreements with certain of our officers who are not also directors. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification of directors.

    We also have secured directors' and officers' liability insurance for our directors and officers.

                              CERTAIN TRANSACTIONS

    Our executive offices are located in two adjacent buildings in West Roxbury, Massachusetts. The first, a three-story building owned by Charles Park Road, LLC, a Massachusetts limited liability company owned by Aaron D. Spencer, our Chairman, and his two adult children, is leased to us pursuant to a ten-year lease, commencing on March 30, 1987, with an option to renew for an additional five-year term. Currently we are in the five-year option term. Our rent is $43,200 per year, and we are responsible for all taxes, utilities, insurance, maintenance and repairs. We also lease the adjacent facility, a two-story building owned by Charles Park Road, LLC, pursuant to a 15 year lease with the option to renew for three additional five-year periods. This lease commenced on February 1, 1990. Rent during the initial five-year period of the lease was $106,800 per year, which increased to $128,160 per year for the next five years, and shall increase to $153,792 per year for the final five years of the initial term of the lease. We are responsible for all taxes, utilities, insurance, maintenance and repairs. Rent during any option term will be 120% of the rent for the prior term of the lease. We believe that the terms of the leases for the two offices are as favorable as otherwise available in the real estate market. The two buildings consist of approximately 25,000 square feet and house our executive, administrative and clerical offices.

    One of the company-owned restaurants in Boston, Massachusetts is located on the first floor of a six-story office building owned by Mr. Spencer. Mr. Spencer leased the entire building to us pursuant to a five-year lease, which ended on March 29, 1997, at a rent of $162,000 per year. We have reached an agreement in principal to extend the lease, and are currently finalizing the documentation. We are continuing to pay $162,000 of rent per year on a tenancy at will basis in the interim. We are responsible for all taxes, utilities, insurance, maintenance and repairs. The lease provided that if we or Mr. Spencer were to terminate the lease, a new lease between us and Mr. Spencer relating only to the restaurant space of the building would become effective immediately. We currently sublet all the space leased from Mr. Spencer (except for the restaurant) at rents which aggregate more than the $162,000 annual rent that we are obligated to pay Mr. Spencer. We believe that the terms of our occupancy are as favorable as those otherwise available in the real estate market.

    A corporation, wholly-owned by Craig S. Miller, our President and Chief Executive Officer, and his brother, owns four franchised Pizzeria Uno...Chicago Bar & Grill restaurants in southern California, all of which operate under our standard unit franchise agreements. The restaurants are being operated by Mr. Miller's brother and Mr. Miller is not involved in the daily operations of the restaurants. The board of directors has determined that the franchise agreements are as favorable as otherwise available from nonaffiliated franchisees.

    On January 23, 1996, we loaned Mr. Miller the principal sum of $150,000 pursuant to a promissory note which bears interest at the rate of 7.3% per year payable in arrears on a quarterly basis commencing March 31, 1996. On September 27, 1998, a principal payment of $75,000 was made. The maturity date for the balance of $75,000 of principal has been extended to October 1, 2000. The Note is secured by all of Mr. Miller's real and personal property.

    James F. Carlin, one of our directors, and his adult children controlled Carlin Insurance Agency, Inc. Carlin Insurance Agency provides us with insurance brokerage services and places property and casualty insurance for us with various insurance carriers. During the fiscal year ended September 27, 1998, we paid premiums to various insurance carriers of which $180,711 in commissions and fees were received by Carlin Insurance Agency. Mr. Carlin and his children sold the Carlin Insurance Agency in 1999.

    On August 16, 1999, we loaned Aaron D. Spencer, our Chairman, $385,050 to pay the $9.40 per share exercise price of options to purchase 37,500 shares of our common stock together with the related withholding taxes. The loan is evidenced by a promissory note dated August 26, 1999 which bears interest at a rate of 6.68% per year and is payable upon the earlier of February 16, 2000, or the date on which Mr. Spencer is no longer employed by us, or upon completion of this offering. The Note is secured by all of Mr. Spencer's real and personal property.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc. and U.S. Bancorp Piper Jaffray Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all these shares if any are purchased.

                                                                                                       NUMBER OF
          UNDERWRITER                                                                                    SHARES
-----------------------------------------------------------------------------------------------------  ----------
        BancBoston Robertson Stephens Inc............................................................
        U.S. Bancorp Piper Jaffray, Inc..............................................................
                                                                                                       ----------

          Total......................................................................................   2,000,000
                                                                                                       ----------
                                                                                                       ----------

    The underwriters' representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus and to certain dealers at such price
less a concession of not in excess of $   per share, of which $   per share may
be reallowed to other dealers. After this offering, the public offering price, concession, and reallowance to dealers may be reduced by the representatives. A reduction would not change the amount of proceeds we will receive as stated on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    OVER-ALLOTMENT OPTION. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 300,000 additional shares of common stock at the same price per share as we and the selling stockholders will receive for the 2,000,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by it shown in the above table bears to the 2,000,000 shares of common stock offered in this offering. If purchased, the underwriters will sell those additional shares on the same terms as they sell the 2,000,000 shares. We will be obligated, pursuant to the option, to sell shares to the extent that the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering. If this option is exercised in full, the total public offering price, underwriting discounts and commissions and proceeds to company
will be    ,    , and    , respectively.

    The following table summarizes the compensation we will pay the underwriters, assuming both no exercise and full exercise of the underwriters' over-allotment option:

                                                                                                     TOTAL
                                                                                             ----------------------
                                                                                              WITHOUT       WITH
                                                                                     PER       OVER-       OVER-
                                                                                    SHARE    ALLOTMENT   ALLOTMENT
                                                                                  ---------  ----------  ----------
Underwriting discounts and commissions payable by us............................

    We estimate the total expense of the offering, other than underwriting discount and commissions, will be $325,000.

    INDEMNITY. The underwriting agreement contains covenants of indemnity among the underwriters and us against various civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

    LOCK-UP AGREEMENTS. Each executive officer and director of Uno agreed with the representatives for a period of 90 days after the date of this prospectus, subject to various exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock, owned as of the date of this prospectus or thereafter acquired directly by these holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time-to-time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

    In addition, we have agreed that during the lock-up period we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to various exceptions, issue, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options, and the issuance of options under existing stock option and incentive plans provided the options do not vest before the expiration of the lock-up period.

    STABILIZATION. The representatives have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position that the underwriters incur in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    CERTAIN RELATIONSHIPS. BancBoston Robertson Stephens Inc. has acted as a dealer-manager in connection with our Dutch Auction tender offer in October 1998 for which it received customary fees for its services, and has also acted as a financial advisor for us, but has not received any fees for its financial advisory services.

                                 LEGAL MATTERS

    Brown, Rudnick, Freed & Gesmer, P.C., One Financial Center, Boston, Massachusetts 02111, will pass upon certain legal matters in connection with this offering for us. Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at September 28, 1997 and September 27, 1998 and for each of the three years in the period ended September 27, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, NW., Washington, D.C., 20549, Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's Website at "http://www.sec.gov."

    We have filed with the SEC a registration statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the common stock offered in connection with this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, you should refer to the copy of such contract or document filed as an exhibit to or incorporated by reference in the registration statement. Each statement as to the contents of such contract or document is qualified in all respects by such reference. You may obtain copies of the registration statement from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or you may examine the registration statement without charge at the offices of the SEC or the SEC's Website described above.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

    1. Annual Report on Form 10-K for the fiscal year ended September 27, 1998, and the Form 10-K/A filed with the SEC on January 6, 1999;

    2. Quarterly Reports on Form 10-Q for the fiscal quarters ended December 27, 1998, March 28, 1999 and June 27, 1999;

    3. Proxy Statement used for our annual meeting of stockholders held on February 23, 1999; and

    4. The description of our common stock contained in the registration statement on Form 8-A filed with the SEC on April 1, 1991, including any amendment or report filed for the purposes of updating such description.

    You may request a copy of these filings at no cost, by writing or telephoning our general counsel at the following address:

                           Uno Restaurant Corporation
                             100 Charles Park Road
                             West Roxbury, MA 02132
                                 (617) 323-9200

    You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
UNO RESTAURANT CORPORATION
Report of Ernst & Young LLP, Independent Auditors..........................................................         F-2
Consolidated Balance Sheets as of September 28, 1997 and September 27, 1998 and June 27, 1999
  (unaudited)..............................................................................................         F-3
Consolidated Statements of Income for the years ended September 29, 1996, September 28, 1997 and September
  27, 1998 and thirty-nine weeks ended June 28, 1998 and June 27, 1999 (unaudited).........................         F-4
Consolidated Statements of Shareholders' Equity for the years ended September 29, 1996, September 28, 1997
  and September 27, 1998 and thirty-nine weeks ended June 27, 1999 (unaudited).............................         F-5
Consolidated Statements of Cash Flows for the years ended September 29, 1996, September 28, 1997 and
  September 27, 1998 and thirty-nine weeks ended June 28, 1998 and June 27, 1999 (unaudited)...............         F-6
Notes to Consolidated Financial Statements.................................................................         F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Uno Restaurant Corporation

    We have audited the accompanying consolidated balance sheets of Uno Restaurant Corporation and subsidiaries (the Company) as of September 28, 1997 and September 27, 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Uno Restaurant corporation and subsidiaries at September 28, 1997 and September 27, 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 27, 1998, in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the consolidated financial statements, during fiscal year 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting the Costs of Start-up Activities."

                                          /s/ Ernst & Young LLP

Boston, Massachusetts
November 3, 1998

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                            SEPTEMBER    SEPTEMBER
                                                               28           27         JUNE 27
                                                              1997         1998         1999
                                                           -----------  -----------  -----------
                                                                                     (UNAUDITED)
                                                             (AMOUNTS IN THOUSANDS, EXCEPT PER
                                                                        SHARE DATA)
ASSETS
Current assets:
  Cash...................................................   $   1,486    $   2,030    $   1,311
  Accounts receivable, net...............................       2,823        1,784        1,804
  Inventory..............................................       2,326        2,296        2,449
  Prepaid expenses and other assets......................         809          815          289
  Deferred pre-opening costs.............................         949
                                                           -----------  -----------  -----------
Total current assets.....................................       8,393        6,925        5,853
Property, equipment and leasehold improvements, net......     125,357      125,323      129,082
Deferred income taxes....................................       6,599        7,450        8,810
Liquor licenses and other assets.........................       3,383        3,497        3,608
                                                           -----------  -----------  -----------
                                                            $ 143,732    $ 143,195    $ 147,353
                                                           -----------  -----------  -----------
                                                           -----------  -----------  -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................   $   6,966    $   6,589    $   6,430
  Accrued expenses.......................................       7,563        7,949        9,452
  Accrued compensation and taxes.........................       2,641        2,666        3,051
  Income taxes payable...................................       2,076          995        1,355
  Current portions of long-term debt and capital lease
    obligations..........................................       3,132        4,081        4,090
                                                           -----------  -----------  -----------
Total current liabilities................................      22,378       22,280       24,378
Long-term debt, net of current portion...................      42,516       38,676       38,958
Capital lease obligations, net of current portion........         867          666          521
Other liabilities........................................       7,091        7,904        8,427

Commitments and contingencies
Shareholders' equity:
  Preferred Stock, $1.00 par value; 1,000 shares
    authorized; no shares issued or outstanding..........
  Common Stock, $.01 par value, 25,000 shares authorized;
    13,755 shares in 1997, 13,776 shares in 1998 and
    13,807 shares in 1999 issued.........................         138          138          138
  Additional paid-in capital.............................      53,803       53,944       54,129
  Retained earnings......................................      36,816       42,203       47,628
                                                           -----------  -----------  -----------
                                                               90,757       96,285      101,895
  Treasury Stock (2,791 shares in 1997, 3,175 shares in
    1998 and 3,728 shares in 1999, at cost)..............     (19,877)     (22,616)     (26,826)
                                                           -----------  -----------  -----------
Total shareholders' equity...............................      70,880       73,669       75,069
                                                           -----------  -----------  -----------
                                                            $ 143,732    $ 143,195    $ 147,353
                                                           -----------  -----------  -----------
                                                           -----------  -----------  -----------

                            See accompanying notes.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                           THIRTY-NINE WEEKS
                                                              YEAR ENDED                         ENDED
                                               ----------------------------------------  ----------------------
                                               SEPTEMBER 29  SEPTEMBER 28  SEPTEMBER 27   JUNE 28     JUNE 27
                                                   1996          1997          1998         1998        1999
                                               ------------  ------------  ------------  ----------  ----------
                                                                                              (UNAUDITED)
                                                        (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Restaurant sales...........................   $  159,581    $  164,389    $  177,343   $  130,171  $  141,417
  Consumer product sales.....................        8,351         9,115         9,384        7,083       7,400
  Franchise income...........................        4,209         4,516         4,549        3,349       3,729
                                               ------------  ------------  ------------  ----------  ----------
                                                   172,141       178,020       191,276      140,603     152,546
Costs and expenses:
  Cost of food and beverages.................       44,064        43,994        48,567       35,477      39,397
  Labor and benefits.........................       51,868        54,183        58,139       43,236      46,617
  Occupancy costs............................       26,339        27,045        27,988       21,025      21,598
  Other operating costs......................       15,890        16,067        18,086       13,369      13,315
  General and administrative.................       12,155        13,384        13,661        9,824      11,518
  Depreciation and amortization..............       12,964        12,469        12,183        9,136       9,442
  Special charges............................        3,937         4,000
                                               ------------  ------------  ------------  ----------  ----------
                                                   167,217       171,142       178,624      132,067     141,887
                                               ------------  ------------  ------------  ----------  ----------
Operating income.............................        4,924         6,878        12,652        8,536      10,659
Other expense:
  Interest expense...........................        2,358         2,695         3,527        2,699       2,409
  Other expense..............................          123           132           134          122         152
                                               ------------  ------------  ------------  ----------  ----------
                                                     2,481         2,827         3,661        2,821       2,561
                                               ------------  ------------  ------------  ----------  ----------
Income before income taxes...................        2,443         4,051         8,991        5,715       8,098
Provision for income taxes...................          757         1,378         2,968        1,886       2,673
                                               ------------  ------------  ------------  ----------  ----------
Income before cumulative effect of change in
  accounting principle.......................        1,686         2,673         6,023        3,829       5,425
Cumulative effect of change in accounting
  principle for pre-opening costs, net of
  income tax benefit of $313.................                                      636          636
                                               ------------  ------------  ------------  ----------  ----------
Net income...................................   $    1,686    $    2,673    $    5,387   $    3,193  $    5,425
                                               ------------  ------------  ------------  ----------  ----------
                                               ------------  ------------  ------------  ----------  ----------
Basic and diluted earnings per share:
  Income before cumulative effect of change
    in accounting principle..................   $      .13    $      .22    $      .55   $      .35  $      .52
  Cumulative effect of change in accounting
    principle net of income tax benefit......                                     (.06)        (.06)
                                               ------------  ------------  ------------  ----------  ----------
Net income...................................   $      .13    $      .22    $      .49   $      .29  $      .52
                                               ------------  ------------  ------------  ----------  ----------
                                               ------------  ------------  ------------  ----------  ----------
Weighted-average shares outstanding:
  Basic......................................       12,694        11,951        10,873       10,930      10,317
                                               ------------  ------------  ------------  ----------  ----------
                                               ------------  ------------  ------------  ----------  ----------
  Diluted....................................       12,756        12,008        10,932       10,989      10,416
                                               ------------  ------------  ------------  ----------  ----------
                                               ------------  ------------  ------------  ----------  ----------

                            See accompanying notes.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                             COMMON STOCK       ADDITIONAL
                                        ----------------------    PAID-IN    RETAINED   TREASURY
                                         SHARES      AMOUNT       CAPITAL    EARNINGS     STOCK      TOTAL
                                        ---------  -----------  -----------  ---------  ---------  ---------
                                                               (AMOUNTS IN THOUSANDS)
Balance at October 1, 1995............     13,682   $     137    $  53,433   $  32,457  $  (2,900) $  83,127
  Net income..........................                                           1,686                 1,686
  Exercise of stock options...........         16                       63                                63
  Purchase of Treasury Stock..........                                                     (7,753)    (7,753)
  Tax benefit from exercise of
    nonqualified stock options........                                  13                                13
                                        ---------       -----   -----------  ---------  ---------  ---------
Balance at September 29, 1996.........     13,698         137       53,509      34,143    (10,653)    77,136
  Net income..........................                                           2,673                 2,673
  Exercise of stock options...........         57           1          257                               258
  Purchase of Treasury Stock..........                                                     (9,224)    (9,224)
  Tax benefit from exercise of
    nonqualified stock options........                                  37                                37
                                        ---------       -----   -----------  ---------  ---------  ---------
Balance at September 28, 1997.........     13,755         138       53,803      36,816    (19,877)    70,880
  Net income..........................                                           5,387                 5,387
  Exercise of stock options...........         21                      127                               127
  Purchase of Treasury Stock..........                                                     (2,791)    (2,791)
  Contribution of Treasury Stock to
    401(k) Savings and Employee Stock
    Ownership Retirement Plan.........                                   2                     52         54
  Tax benefit from exercise of
    nonqualified stock options........                                  12                                12
                                        ---------       -----   -----------  ---------  ---------  ---------
Balance at September 27, 1998.........     13,776         138       53,944      42,203    (22,616)    73,669
  Net income for thirty-nine weeks....                                           5,425                 5,425
  Exercise of stock options...........         31                      172                               172
  Purchase of Treasury Stock..........                                                     (4,382)    (4,382)
  Contribution of Treasury Stock to
    401(k) Savings and Employee Stock
    Ownership Retirement Plan.........                                  13                    172        185
                                        ---------       -----   -----------  ---------  ---------  ---------
Balance at June 27, 1999
  (unaudited).........................     13,807   $     138    $  54,129   $  47,628  $ (26,826) $  75,069
                                        ---------       -----   -----------  ---------  ---------  ---------
                                        ---------       -----   -----------  ---------  ---------  ---------

                            See accompanying notes.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            THIRTY-NINE WEEKS
                                                               YEAR ENDED                         ENDED
                                                ----------------------------------------  ----------------------
                                                SEPTEMBER 29  SEPTEMBER 28  SEPTEMBER 27   JUNE 28     JUNE 27
                                                    1996          1997          1998         1998        1999
                                                ------------  ------------  ------------  ----------  ----------
                                                                     (AMOUNTS IN THOUSANDS)    (UNAUDITED)
OPERATING ACTIVITIES
Net income....................................   $    1,686    $    2,673    $    5,387   $    3,193  $    5,425
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Cumulative effect of change in accounting
    principle.................................                                      636          636
  Depreciation and amortization...............       13,064        12,573        12,292        9,222       9,530
  Deferred income taxes.......................       (2,462)       (2,986)         (851)        (904)       (887)
  Contribution of Treasury Stock to 401(k)
    Savings and Employee Stock Ownership
    Retirement Plan...........................                                       54                      185
  Provision for deferred rent.................          688           612           147          396         266
  Loss (gain) on disposal of equipment........           19           (15)          (26)          (6)         (7)
  Special charges.............................        3,937         4,000
  Changes in operating assets and liabilities:
    Accounts receivable.......................         (195)         (367)        1,039        1,010         (20)
    Inventory.................................         (107)            7            30           81        (153)
    Prepaid expenses and other assets.........         (693)       (1,539)         (237)        (942)       (150)
    Accounts payable and other liabilities....        1,157         4,620           700         (882)      2,070
    Income taxes payable......................        1,455           495          (768)      (1,037)        360
                                                ------------  ------------  ------------  ----------  ----------
Net cash provided by operating activities.....       18,549        20,073        18,403       10,767      16,619

INVESTING ACTIVITIES
Additions to property, equipment and leasehold
  improvements................................      (22,909)      (19,982)      (12,141)      (8,574)    (13,281)
Proceeds from sale of fixed assets............          144           300            26            8           7
                                                ------------  ------------  ------------  ----------  ----------
Net cash used in investing activities.........      (22,765)      (19,682)      (12,115)      (8,566)    (13,274)

FINANCING ACTIVITIES
Proceeds from revolving line of credit........       53,103        71,193        50,790       41,565      59,223
Principal payments on debt and capital lease
  obligations.................................      (40,687)      (62,997)      (53,882)     (42,222)    (59,077)
Purchase of Treasury Stock....................       (7,753)       (9,224)       (2,791)        (898)     (4,382)
Exercise of stock options.....................           76           295           139           95         172
                                                ------------  ------------  ------------  ----------  ----------
Net cash provided by (used in) financing
  activities..................................        4,739          (733)       (5,744)      (1,460)     (4,064)
                                                ------------  ------------  ------------  ----------  ----------
Increase (decrease) in cash...................          523          (342)          544          741        (719)
Cash at beginning of year.....................        1,305         1,828         1,486        1,486       2,030
                                                ------------  ------------  ------------  ----------  ----------
Cash at end of year...........................   $    1,828    $    1,486    $    2,030   $    2,227  $    1,311
                                                ------------  ------------  ------------  ----------  ----------
                                                ------------  ------------  ------------  ----------  ----------

                            See accompanying notes.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    The Company owns and operates 99 Pizzeria Uno...Chicago Bar & Grill casual dining, full-service restaurants primarily from New England to Virginia, as well as Florida, Chicago and Denver, and franchises 67 units in 19 states, the District of Columbia, Puerto Rico and Seoul, Korea. The Company also operates a Mexican restaurant in Chicago and a refrigerated and frozen consumer foods division. The consumer foods business supplies American Airlines, movie theaters, hotel restaurants, supermarkets and wholesale club chains with both frozen and refrigerated Pizzeria Uno brand products, as well as certain private label products.

BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Uno Restaurant Corporation and its wholly-owned subsidiaries (the Company). All intercompany accounts and transactions have been eliminated in consolidation.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

    The consolidated balance sheet as of June 27, 1999 and the consolidated statements of income, shareholders' equity and cash flows for the thirty-nine week periods ended June 28, 1998 and June 27, 1999 are unaudited and in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the Company's consolidated financial position, consolidated results of operations and cash flows.

FISCAL YEAR

    The Company's fiscal year ends on the close of business on the Sunday closest to September 30 in each year.

PRE-OPENING COSTS

    In the third quarter of fiscal 1998, the Company adopted Statement of Position (SOP) 98-5 "Reporting the Costs of Start-up Activities" which requires that pre-opening costs be expensed as incurred. In accordance with SOP 98-5, the adoption is reported as a cumulative effect of a change in accounting principle and has been recognized retroactively to the first quarter of fiscal 1998. The cumulative effect of the change in accounting principle was $636,000, net of the income tax benefit of $313,000. The impact of adoption on fiscal 1998 results of operations was not material.

INVENTORY

    Inventory, which consists of food, beverages and supplies, is stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Property, equipment and leasehold improvements are recorded at cost. The Company provides for depreciation of buildings and equipment using the straight-line method over 25 and 7 years, respectively. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease (generally 20 years) using the straight-line method.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
REVENUE RECOGNITION--FRANCHISE FEES

    The Company defers franchise fees until the franchisee opens the restaurant and all services have been substantially performed; at that time, the fee is recorded as income. Royalty income is recorded as earned based on rates provided by the respective franchise agreements. Expenses related to franchise activities amounted to approximately $3,409,000, $3,441,000, $3,280,000, $1,605,000 and
$1,824,000 in fiscal years 1996, 1997 and 1998 and the thirty-nine week periods ended June 28, 1998 and June 27, 1999, respectively.

    A summary of full-service franchise unit activity is as follows:

                                                                                  YEAR ENDED
                                                                  ------------------------------------------
                                                                  SEPTEMBER 29   SEPTEMBER 28   SEPTEMBER 27
                                                                      1996           1997           1998
                                                                  ------------   ------------   ------------
Units operating at beginning of year............................       59             63             66
Units opened....................................................        5              6              5
Units closed....................................................       (1)            (3)            (8)
                                                                       --             --             --
Units operating at end of year..................................       63             66             63
                                                                       --             --             --
                                                                       --             --             --

                                                                  THIRTY-NINE WEEKS
                                                                        ENDED
                                                                  -----------------
                                                                  JUNE 28   JUNE 27
                                                                   1998      1999
                                                                  -------   -------
Units operating at beginning of year............................    66        63
Units opened....................................................     3         7
Units closed....................................................    (7)       (3)
                                                                    --        --
Units operating at end of year..................................    62        67
                                                                    --        --
                                                                    --        --

INCOME TAXES

    Deferred income taxes are determined utilizing the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

ADVERTISING

    The Company records advertising expense as incurred. Advertising expense was $5,242,000, $4,897,000 and $5,257,000 for fiscal years 1996, 1997 and 1998, respectively.

EARNINGS PER SHARE

    Basic earnings per share represents net income divided by the weighted average shares of common stock outstanding during the period. Weighted average shares used in diluted earnings per share include 61,000, 57,000, 59,000, 59,000 and 99,000 for fiscal years 1996, 1997, 1998, and the thirty-nine week periods ended June 28, 1998 and June 27, 1999, respectively of common stock equivalents arising from stock options using the treasury stock method.

USE OF ESTIMATES

    The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock-based compensation plans, rather than the alternative fair value accounting method provided for under Statement of Financial Accounting Standard
(SFAS) No. 123, "Accounting for Stock-Based Compensation," as this alternative requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, since the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

ACCOUNTING PRONOUNCEMENTS

    In the first quarter of fiscal year 1999, the Company adopted SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which did not have a material impact on the Company's consolidated financial statements.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal year 2001. This statement requires all derivatives to be carried on the balance sheet as assets or liabilities at fair value. The accounting for changes in the fair value of the derivatives would depend on the hedging relationship and would be reported in the income statement, or as a component of comprehensive income. The Company believes that the adoption of this new accounting standard will not have a material impact on the Company's consolidated financial statements.

RECLASSIFICATIONS

    Certain amounts in the accompanying fiscal 1996 or 1997 financial statements have been reclassified to conform with the 1998 presentation.

2. SPECIAL CHARGES

    In the second quarter of fiscal 1996, the Company adopted SFAS No. 121 and recorded a pre-tax charge of $3.9 million to adjust the carrying value of those assets identified as impaired. The charge consisted of $1.0 million for three Uno Pizza Takery's, $1.6 million for one full-service Uno restaurant and $1.3 million for certain assets of three Bay Street restaurants. The assets written down include the Bay Street trademark and leasehold improvements and equipment of the aforementioned stores. Based upon operating and cash flow results, management believed that these units would likely continue to generate cash flow losses and therefore reduced the carrying value of the impaired assets to fair market value.

    During the third quarter of fiscal 1997, the Company recorded a special charge in the amount of $4.0 million, consisting of an asset impairment charge of $3.3 million and store closing costs of $0.7 million. The $3.3 million asset impairment charge was recorded to reduce the carrying value of equipment and leaseholds at two full-service Uno restaurants to their fair market value and resulted from weak operating results and continuing negative cash flow. The store closure costs represented remaining minimum lease payments of one full-service Uno restaurant which was closed during 1997.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

3. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

    Property, equipment and leasehold improvements consist of the following:

                                                       SEPTEMBER    SEPTEMBER
                                                          28           27
                                                         1997         1998
                                                      -----------  -----------
                                                       (AMOUNTS IN THOUSANDS)
Land................................................   $  15,883    $  16,874
Buildings...........................................      25,265       27,823
Equipment...........................................      49,802       52,536
Leasehold improvements..............................      87,047       93,324
Construction in progress............................       4,201        3,309
                                                      -----------  -----------
                                                         182,198      193,866
Less allowances for depreciation and amortization...      56,841       68,543
                                                      -----------  -----------
                                                       $ 125,357    $ 125,323
                                                      -----------  -----------
                                                      -----------  -----------

4. RELATED-PARTY TRANSACTIONS

    The Company leases three buildings from its principal shareholder for a restaurant and corporate office space. Rent expense in the amount of approximately $505,000 was charged to operations in each of the fiscal years presented and $373,000 for each of the thirty-nine week periods ended June 28, 1998 and June 27, 1999. The Company believes that the terms of these leases approximate fair rental value.

    The Company's Chief Executive Officer and his brother own and operate four franchised restaurants and pay royalties to the Company under standard franchise agreements.

5. LEASES

    The Company conducts the majority of its operations in leased facilities, which are accounted for as capital or operating leases. The leases typically provide for a base rent plus real estate taxes, insurance and other expenses, plus additional contingent rent based upon revenues of the restaurant. Assets held under capital leases were $2,881,000 at September 28, 1997 and September 27, 1998. Accumulated amortization amounted to $613,000 at September 28, 1997 and $747,000 at September 27, 1998.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

5. LEASES (CONTINUED)
    Capital lease asset amortization is included in depreciation and amortization. At September 27, 1998, the minimum rental commitments under all noncancelable capital and operating leases with initial or remaining terms of more than one year are as follows:

                                                             CAPITAL   OPERATING
FISCAL YEAR                                                  LEASES     LEASES
----------------------------------------------------------  ---------  ---------
                                                                (AMOUNTS IN
                                                                 THOUSANDS)
1999......................................................  $     260  $   9,337
2000......................................................        223      9,289
2001......................................................         75      9,384
2002......................................................         42      9,452
2003......................................................         42      9,107
Thereafter................................................      1,167     73,357
                                                            ---------  ---------
                                                                1,809  $ 119,926
                                                                       ---------
                                                                       ---------
Less amount representing interest.........................        942
                                                            ---------
Present value of net minimum lease payments...............        867
Less current portion of obligation under capital leases...        201
                                                            ---------
Long-term obligation under capital leases.................  $     666
                                                            ---------
                                                            ---------

    Total expenses for all operating leases were as follows:

                                       MINIMUM LEASE     CONTINGENT
FISCAL YEAR                               RENTALS          RENTALS         TOTAL
-------------------------------------  -------------  -----------------  ---------
                                                 (AMOUNTS IN THOUSANDS)
1996.................................    $  12,105        $     956      $  13,061
1997.................................       12,641              811         13,452
1998.................................       13,010              689         13,699

    Certain operating lease agreements contain free rent inducements and scheduled rent increases which are being amortized over the terms of the agreements, ranging from 15 to 20 years, using the straight-line method. The deferred rent liability, included in other liabilities, amounted to $4,596,000 at September 28, 1997 and $4,743,000 at September 27, 1998.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

6. FINANCING ARRANGEMENTS

    Long-term debt consists of the following:

                                                       SEPTEMBER    SEPTEMBER
                                                          28           27
                                                         1997         1998
                                                      -----------  -----------
                                                       (AMOUNTS IN THOUSANDS)
Revolving credit and note agreement.................   $  40,480    $  37,760
8.75%, 15-year secured mortgage notes payable.......       4,979        4,796
                                                      -----------  -----------
                                                          45,459       42,556
Less current portion................................       2,943        3,880
                                                      -----------  -----------
                                                       $  42,516    $  38,676
                                                      -----------  -----------
                                                      -----------  -----------

    In November 1997, the Company amended its credit facility from $50 million to $55 million, which includes a $26.6 million revolver due in October 2002, a $8.4 million term loan due in 20 quarterly installments of $420,000 plus interest commencing on January 31, 1998 and a $20.0 million mortgage facility due in 27 quarterly installments of $500,000 plus interest also commencing on January 31, 1998 with a final payment due in October 2004. The Company is entitled to borrow, at its discretion, amounts which accrue interest at variable rates based on either the LIBOR or prime rate. Amounts borrowed under the credit facility are secured by certain real properties owned by the Company. At September 27, 1998, interest rates on outstanding borrowings under the revolving line of credit ranged from 7.16% to 8.75%. A commitment fee of approximately 0.38% is accrued on unused borrowings under the new credit agreement. The note agreements contain certain financial and operating covenants, including maintenance of certain levels of net worth and income. At September 27, 1998, the carrying value of the Company's long-term debt approximated fair market value.

    Annual principal payments of debt are as follows (amounts in thousands):

FISCAL YEAR
-----------------------------------
1999...............................  $ 3,880
2000...............................    3,898
2001...............................    3,918
2002...............................    3,940
2003...............................   14,835
Thereafter.........................   12,085
                                     -------
                                     $42,556
                                     -------
                                     -------

    The Company has two interest rate swap agreements which convert a portion of its floating rate debt to a fixed-rate basis, thereby reducing the potential impact of interest rate increases on future income. The notional amounts and fair market value under the swap agreements amount to $30 million and ($0.8) million, respectively. The terms range from three to five years with fixed interest rates ranging from 5.80% to 6.04%. The differentials to be paid or received are accrued as interest rates change and are recognized as an adjustment to interest expense related to the debt.

    The Company made cash payments of interest of $2,845,000, $3,044,000 and $3,598,000 during fiscal years 1996, 1997 and 1998, respectively. The Company capitalized interest during the construction period of new restaurants which amounted to $290,000 in fiscal year 1996, $313,000 in fiscal year 1997 and $127,000 in fiscal year 1998 and included those amounts in leasehold improvements.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

6. FINANCING ARRANGEMENTS (CONTINUED)
    The Company provides certain limited lease financing to qualified franchisees through an agreement with an unaffiliated finance company. The Company's maximum guarantee under the agreement was $1,000,000 at September 27, 1998. The Company has also guaranteed up to a maximum of $400,000 of future lease payments in the event of default by a specific franchisee.

7. COMMON STOCK TRANSACTIONS

    On September 29, 1998, the Company initiated a Dutch Auction self-tender offer for up to 1,000,000 shares of the Company's common stock and under certain circumstances, reserved the right to purchase in excess of 1,000,000 shares. Under the terms of the offer, the Company invited stockholders to tender their shares at prices ranging from $5.75 to $7.00 per share. On October 30, 1998, the Company completed the tender offer for 274,721 shares of its common stock at $7.00 per share.

8. PREPAID EXPENSES AND OTHER ASSETS

    Prepaid expenses and other assets consist of the following:

                                                      SEPTEMBER 28   SEPTEMBER 27
                                                          1997           1998
                                                      -------------  -------------
                                                         (AMOUNTS IN THOUSANDS)
Prepaid rent........................................    $     220      $     442
Prepaid operating costs.............................          159            234
Prepaid insurance...................................          430            139
                                                            -----          -----
                                                        $     809      $     815
                                                            -----          -----
                                                            -----          -----

9. ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                      SEPTEMBER 28   SEPTEMBER 27
                                                          1997           1998
                                                      -------------  -------------
                                                         (AMOUNTS IN THOUSANDS)
Accrued store closure...............................    $   1,618      $   1,826
Accrued rent........................................        1,334          1,372
Accrued insurance...................................        1,103            793
Accrued utilities...................................          760            785
Accrued vacation....................................          632            680
Accrued advertising.................................          561            557
Franchise fee deposits..............................          334            486
Other...............................................        1,221          1,450
                                                           ------         ------
                                                        $   7,563      $   7,949
                                                           ------         ------
                                                           ------         ------

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

10. EMPLOYEE BENEFIT PLANS

    The Company maintains a 401(k) Savings and Employee Stock Ownership Retirement Plan (the Plan) for all of its eligible employees. The Plan is maintained in accordance with the provisions of Section 401(k) of the Internal Revenue Code and allows all employees with at least one year of service to make annual tax-deferred voluntary contributions up to 15% of their salary. Under the Plan, the Company matches a specified percentage of the employees' contributions, subject to certain limitations. Total contributions made to the plan were $161,000, $229,000 and $214,000 in fiscal years 1996, 1997 and 1998, respectively. The 1998 contributions included $54,000 of Uno Restaurant Corporation common stock previously held in Treasury.

    The Company sponsors a Deferred Compensation Plan which allows officers to defer up to 20% of their annual compensation. These assets are placed in a "rabbi trust" and are presented as assets of the Company in the accompanying balance sheet as they are available to the general creditors of the Company in the event of the Company's insolvency. The related liability of $727,000 at September 28, 1997 and $880,000 at September 27, 1998 is included in other liabilities in the accompanying balance sheet. Deferred compensation expense in the amounts of $140,000, $161,000 and $153,000 were recorded in fiscal years 1996, 1997 and 1998, respectively.

11. INCOME TAXES

    Deferred taxes are attributable to the following temporary differences:

                                                      SEPTEMBER 28   SEPTEMBER 27
                                                          1997           1998
                                                      -------------  -------------
                                                         (AMOUNTS IN THOUSANDS)
Deferred tax assets:
  Excess book over tax depreciation.................    $   1,113      $   2,327
  Deferred rent.....................................        1,842          1,937
  Accrued expenses..................................        1,738          1,467
  Asset impairment charge...........................        1,630          1,211
  Franchise fees....................................          291            627
  Other.............................................          309            376
                                                           ------         ------
Total deferred tax assets...........................        6,923          7,945

Deferred tax liabilities:
  Other.............................................          324            495
                                                           ------         ------
Total deferred tax liabilities......................          324            495
                                                           ------         ------
Net deferred tax assets.............................    $   6,599      $   7,450
                                                           ------         ------
                                                           ------         ------

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

11. INCOME TAXES (CONTINUED)
    The provision (credit) for income taxes consisted of the following:

                                                                    YEAR ENDED
                                                    -------------------------------------------
                                                    SEPTEMBER 29   SEPTEMBER 28   SEPTEMBER 27
                                                        1996           1997           1998
                                                    -------------  -------------  -------------
                                                              (AMOUNTS IN THOUSANDS)
Current:
  Federal.........................................    $   2,532      $   3,448      $   2,941
  State...........................................          687            916            878
                                                    -------------  -------------       ------
                                                          3,219          4,364          3,819

Deferred:
  Federal.........................................       (1,995)        (2,435)          (713)
  State...........................................         (467)          (551)          (138)
                                                    -------------  -------------       ------
                                                         (2,462)        (2,986)          (851)
                                                    -------------  -------------       ------
Income tax expense................................    $     757      $   1,378      $   2,968
                                                    -------------  -------------       ------
                                                    -------------  -------------       ------

    A reconciliation of the effective tax rates with the federal statutory rates is as follows:

                                                                       YEAR ENDED
                                                    -------------------------------------------------
                                                     SEPTEMBER 29     SEPTEMBER 28     SEPTEMBER 27
                                                         1996             1997             1998
                                                    ---------------  ---------------  ---------------
Federal statutory rate............................          34.0%            34.0%            34.0%
State income taxes, net of federal income tax
  benefit.........................................           5.0              4.6              4.6
Tax credits.......................................          (9.8)            (7.1)            (6.5)
Other.............................................           1.8              2.5               .9
                                                             ---              ---              ---
Effective income tax rate.........................          31.0%            34.0%            33.0%
                                                             ---              ---              ---
                                                             ---              ---              ---

    The Company made income tax payments of $2,416,000, $3,936,000 and $4,545,000 during fiscal years 1996, 1997 and 1998, respectively.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

12. STOCK-BASED COMPENSATION

    During 1998, the Company's shareholders ratified the 1997 Key Officer Stock Option Plan (the Key Officer Plan) under which options were granted for 1.0 million shares of Common Stock at an exercise price of $7.50 per share. Options vest based on the attainment of certain financial goals by the Company. The Key Officer Plan will terminate on August 25, 2007.

    During 1998, the Company also established the 1997 Non Qualified Stock Option Plan for Non-Employee Directors (the 1997 Directors' Plan) which provides for the granting of options to purchase up to 75,000 shares of Common Stock. Options are to be granted at an exercise price equal to the fair market value of the shares of Common Stock at the date of grant and vest one year after date of grant. The 1997 Directors' Plan will terminate on February 26, 2008.

    The Company also has the 1997 Employee Stock Option Plan (the Employee Plan) which provides for the granting of options to purchase up to 1.0 million shares of common stock. Options may be granted at an exercise price not less than fair market value on the date of grant. All options vest at a rate of 20% per year beginning one year after the date of grant. All options terminate ten years after the date of grant.

    The Company's 1987 Employee Stock Option Plan which contains similar provisions to the 1997 Plan was terminated during fiscal 1997. The 1.3 million options granted under that plan will continue to vest at a rate of 20% per year beginning one year after the date of grant, with the exception of 93,750 options granted to the President of the Company, which vested immediately at the date of grant. All options terminate ten years after the date of grant, with the exception of the 112,500 options granted to the Chairman, which terminate five years after the date of grant.

    The 1989 and 1993 Non-Qualified Stock Option Plans for Non-Employee Directors (the Directors' Plans) provide for up to 101,563 shares of Common Stock issuable upon exercise of options granted under the Directors' Plans. The 1989 and 1993 Directors' Plans terminate on November 10, 1999 and August 17, 2002, but such termination shall not affect the validity of options granted prior to the dates of termination. Options are granted at an exercise price equal to the fair market value of the shares of Common Stock at the date of grant. Options granted under the Directors' Plans may be exercised commencing one year after the date of grant and ending ten years from the date of grant.

    Information regarding the Company's stock option plans is summarized below:

                                                                                   YEAR ENDED
                                                    -------------------------------------------------------------------------
                                                         SEPTEMBER 29             SEPTEMBER 28             SEPTEMBER 27
                                                             1996                     1997                     1998
                                                    -----------------------  -----------------------  -----------------------
                                                                 WEIGHTED-                WEIGHTED-                WEIGHTED-
                                                                  AVERAGE                  AVERAGE                  AVERAGE
                                                                 EXERCISE                 EXERCISE                 EXERCISE
                                                     OPTIONS       PRICE      OPTIONS       PRICE      OPTIONS       PRICE
                                                    ----------  -----------  ----------  -----------  ----------  -----------
Outstanding at beginning of period................   1,200,287   $    7.61    1,289,248   $    7.28    1,237,407   $    7.33
Granted...........................................     295,508        6.42      211,609        6.59    1,381,735        7.36
Exercised.........................................     (15,256)       4.74      (55,667)       4.44      (18,414)       7.51
Canceled..........................................    (191,291)       8.21     (207,783)       7.06     (102,172)       6.83
                                                    ----------               ----------               ----------
Outstanding at end of period......................   1,289,248   $    7.28    1,237,407   $    7.33    2,498,556   $    7.37
                                                    ----------               ----------               ----------
                                                    ----------               ----------               ----------
Options exercisable at end of period..............     612,526                  691,491                  938,238
                                                    ----------               ----------               ----------
                                                    ----------               ----------               ----------
Options available for grant at end of period......     377,279                  854,248                  593,486
                                                    ----------               ----------               ----------
                                                    ----------               ----------               ----------

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

12. STOCK-BASED COMPENSATION (CONTINUED)
    The weighted-average fair value of options granted during fiscal years 1996, 1997 and 1998, were $2.83, $2.81 and $3.01, respectively. The Company has 3.1 million shares of common stock reserved for the exercise of stock options at September 27, 1998.

    The following table presents information about significant option groups outstanding at September 27, 1998:

                                       WEIGHTED-AVERAGE                         WEIGHTED-AVERAGE
                                          REMAINING                               EXERCISABLE
EXERCISE PRICE   OPTIONS OUTSTANDING   CONTRACTUAL LIFE   OPTIONS EXERCISABLE        PRICE
--------------   -------------------   ----------------   -------------------   ----------------
$4.74--$7.25          1,031,933          7.7 years              440,574              $6.38
$7.50--$11.80         1,466,623          7.7 years              497,664              $8.56

    Pursuant to the requirements of SFAS No. 123, the following are the pro forma net income and earnings per share for fiscal year 1996, 1997 and 1998 as if the compensation cost for the stock option plans had been determined based on the fair value at the grant date for grants in fiscal year 1996, 1997 and 1998:

                                                                    YEAR ENDED
                                                    -------------------------------------------
                                                    SEPTEMBER 29   SEPTEMBER 28   SEPTEMBER 27
                                                        1996           1997           1998
                                                    -------------  -------------  -------------
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                                                   INFORMATION)
Net income--as reported...........................    $   1,686      $   2,673      $   5,387
Net income--pro forma.............................    $   1,668      $   2,590      $   5,024
Basic and diluted earnings per share
  --as reported...................................    $     .13      $     .22      $     .49
Basic and diluted earnings per share
  --pro forma.....................................    $     .13      $     .22      $     .46

    The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal years 1996, 1997 and 1998, respectively: risk-free interest rates of 7.0%, 6.6% and 5.0%; no dividend yield; the volatility factors of the expected market price of the Company's common stock was 42%, 40% and 37%; and a weighted-average expected life of the options of five years.

    The effects on fiscal year 1996, 1997 and 1998 pro forma net income and earnings per share of expensing the fair value of stock options are not necessarily representative of the effects on reported results of operations for future years as the periods presented include only three, two and one years, respectively, of option grants under the Company's plans.

                  UNO RESTAURANT CORPORATION AND SUBSIDIARIES

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                   QUARTER ENDED
                                                                 --------------------------------------------------
                                                                 DECEMBER 29    MARCH 30     JUNE 29   SEPTEMBER 28
                                                                     1996         1997        1997         1997
                                                                 ------------  -----------  ---------  ------------
                                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                                                                    INFORMATION)
Revenues.......................................................   $   42,164    $  42,711   $  45,387   $   47,758
Gross profit(2)................................................        8,345        8,618       9,604       10,545
Operating income (loss)........................................        2,265        1,899        (908)       3,622
Income (loss) before income taxes..............................        1,655        1,233      (1,619)       2,782
Net income (loss)..............................................        1,092          815      (1,070)       1,836
Basic and diluted earnings per common share....................          .09          .07        (.09)         .16

                                                                                   QUARTER ENDED
                                                                 --------------------------------------------------
                                                                 DECEMBER 28    MARCH 29     JUNE 28   SEPTEMBER 27
                                                                   1997(1)        1998        1998         1998
                                                                 ------------  -----------  ---------  ------------
                                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                                                                    INFORMATION)
Revenues.......................................................   $   44,968    $  46,682   $  48,953   $   50,673
Gross profit(2)................................................        8,786        8,939      10,208       11,271
Operating income...............................................        2,726        2,286       3,524        4,116
Income before income taxes.....................................        1,803        1,351       2,561        3,276
Income before cumulative effect of change in accounting
  principle....................................................        1,208          904       1,717        2,194
Net income.....................................................          572          904       1,717        2,194
Basic and diluted earnings per common share:
  Before cumulative effect of change in accounting principle...          .11          .08         .16          .20
  Net income...................................................          .05          .08         .16          .20

------------------------

(1) The quarter ended December 28, 1997 reflects retroactive application of the cumulative change in accounting principle adopted in the third quarter of fiscal 1998 (see Note 1--Pre-opening Costs).

(2) Restaurant and consumer product sales, less cost of food and beverages, labor and benefits, occupancy and other operating expenses, excluding advertising expenses.

DESCRIPTION OF INSIDE BACK COVER:

                             [GRAPHIC DESCRIPTION]

    A map of the United States showing the locations of the company-owned and franchised Pizzeria Uno... Chicago Bar & Grill restaurants along with a list by state of the locations of the company-owned and franchised Pizzeria Uno... Chicago Bar & Grill restaurants.

    Below the map is a photo of the exterior of a Pizzeria Uno... Chicago Bar & Grill restaurant.

DESCRIPTION OF OUTSIDE BACK COVER:

    Uno Restaurant Corporation Logo.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee..............................................................  $   7,553
NASD Filing Fee...................................................................      3,375
New York Stock Exchange Listing Fee...............................................      4,550*
Transfer Agent and Registrar Fees.................................................     11,000*
Accounting Fees and Expenses......................................................     75,000*
Legal Fees and Expenses...........................................................    150,000*
Printing..........................................................................     60,000*
Blue Sky..........................................................................      5,000*
Miscellaneous.....................................................................      8,522*
                                                                                    ---------
    TOTAL.........................................................................  $ 325,000*
                                                                                    ---------
                                                                                    ---------

------------------------

*   Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Eighth Section of our Restated Certificate of Incorporation eliminates the personal liability of our directors to us or to our stockholders for monetary damages for breaches of their fiduciary duty (subject to certain exceptions, such as breaches of the duty of loyalty to us or our stockholders), and provides that we may indemnify our officers and directors to the full extent permitted by law.

    Article VII of our By-Laws includes provisions for indemnification of our officers and directors to the extent permitted by the General Corporation Law of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to indemnify its directors, officers, employees or agents in non-derivative suits if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, as determined in accordance with the Delaware General Corporation Law. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits or otherwise.

    The effect of these provisions would be to permit such indemnification by us for liabilities arising under the Securities Act of 1933, as amended, to the extent permitted under such Act.

    Generally, we enter into indemnification agreements with each of our directors, and we anticipate that we will enter into similar agreements with Tamara P. Davis, Kenneth D. Hill and James J. Kerasiotes, and with any future directors. We may also enter into similar agreements with certain of our officers who are not also directors. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification of directors.

    We also have secured directors' and officers' liability insurance for our officers and directors.

ITEM 16. EXHIBITS

                                    EXHIBITS

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.***
       3.1   Restated Certificate of Incorporation, as amended, filed as Exhibit 3.1 to the Company's Quarterly
             Report on Form 10-Q for the fiscal quarter ended April 2, 1995 (the "April 2, 1995 Form 10-Q").*
       3.2   Amended and Restated By-laws filed as Exhibit 3.2 to the April 2, 1995 Form 10-Q.*
       4.1   Specimen Certificate of Common Stock.**
       5.1   Legal Opinion of Brown, Rudnick, Freed & Gesmer.**
      10.1   Lease between Uno Restaurants, Inc. and Aaron D. Spencer dated March 30, 1987 for premises in Boston,
             Massachusetts, filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Registration
             No. 33-13100) ("1987 Registration Statement").*
      10.2   Lease between Uno Restaurants, Inc. and Aaron D. Spencer dated March 30, 1987 for premises in West
             Roxbury, Massachusetts, filed as Exhibit 10.2 to the 1987 Registration Statement.*
      10.3   Amendment to Lease dated November 17, 1992 for premises in West Roxbury, Massachusetts.**
      10.4   Lease Between Uno Restaurants, Inc. and Lisa S. Cohen and Mark N. Spencer dated February 1, 1990 for premises in West Roxbury, Massachusetts.**
      10.5   Quitclaim Deed between Aaron D. Spencer, Lisa S. Cohen and Mark N. Spencer and Charles Park Road, LLC
             dated August 10, 1998.**
      10.6   Form of Franchise Agreement and Area Franchise Agreement, filed as Exhibit 10(d) to the Company's Annual
             Report on Form 10-K for fiscal year ended September 29, 1996 (the "1996 Annual Report on Form 10-K").*
      10.7   1999 Uniform Franchisee Offering Circular, including Current Form of Franchise Agreement, filed as
             Exhibit 10(d) on the Company's Annual Report on Form 10-Q for the fiscal quarter ended June 27, 1999
             (the "June 27, 1999 Form 10-Q").*
      10.8   Uno Restaurant Corporation 1987 Employee Stock Option Plan, as amended.**
      10.9   Uno Restaurant Corporation 1989 Non-Qualified Stock Option Plan for Non-Employee Directors, filed as
             Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on February 8,
             1995.*
     10.10   Uno Restaurant Corporation 1993 Non-Qualified Stock Option Plan for Non-Employee Directors, as amended, filed as Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended September
             28, 1997 (the "1997 Annual Report on Form 10-K").*
     10.11   Uno Restaurant Corporation 1997 Employee Stock Option Plan, filed as Exhibit A to the Company's Proxy
             Statement for the Annual Meeting of Stockholders held on February 26, 1997.*
     10.12   Uno Restaurant Corporation 1997 Key Officer Stock Option Plan, filed as Exhibit A to the Company's Proxy
             Statement for the Annual Meeting of Stockholders held on February 26, 1998.*
     10.13   Uno Restaurant Corporation 1997 Non-Qualified Stock Option Plan for Non-Employee Directors, filed as
             Exhibit B to the Company's Proxy Statement for the Annual Meeting of Stockholders held on February 26,
             1998.*
     10.14   Form of Indemnification Agreement between the Company and its Directors, filed as Exhibit 10.6 to the
             1987 Registration Statement.*

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
     10.15   Interest Rate Swap Agreement between Fleet Bank of Massachusetts, N.A. and Uno Restaurants, Inc. dated
             October 25, 1995, filed as Exhibit 10(k) to the Company's Annual Report on Form 10-K for the fiscal year ended October 1, 1995 (the "1995 Annual Report on Form 10-K").*
     10.16   Interest Rate Swap Agreement between Fleet Bank of Massachusetts, N.A. and Uno Restaurants, Inc. dated
             July 21, 1998, filed as Exhibit 10(n) to the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 1998 (the "1998 Annual Report on Form 10-K).*
     10.17   Note between the Company and Craig S. Miller dated April 1, 1997, filed as Exhibit 10(r) to the
             Company's 1997 Annual Report on Form 10-K.*
     10.18   Amendment to Promissory Note and Revised Debt Agreement dated April 7, 1998, and Second Amendment to
             Promissory Note and Revised Debt Agreement dated September 27, 1998, filed as Exhibit 10(p) to the 1998
             Annual Report on Form 10-K.*
     10.19   Third Amendment to Promissory Note and Revised Debt Agreement dated August 3, 1999, filed as Exhibit
             10(p) to the June 27, 1999 Form 10-Q.*
     10.20   Form of Change in Control Protection Agreements between Uno Restaurant Corporation and Mr. Spencer and
             Mr. Miller, filed as Exhibit 10(m) to the 1997 Annual Report on Form 10-K.*
     10.21   Form of Change in Control Protection Agreements between Uno Restaurant Corporation and Senior Vice
             Presidents, filed as Exhibit 10(n) to the 1997 Annual Report on Form 10-K.*
     10.22   Form of Change in Control Protection Agreements between Uno Restaurant Corporation and its other officers, filed as Exhibit 10(o) to the 1997 Annual Report on Form 10-K.*
     10.23   Master Lease-Purchase Agreement between ORIX Credit Alliance, Inc., as Lessor, and Massachusetts
             Industrial Finance Agency, as Lessee, dated April 19, 1994, and Master Sublease-Purchase Agreement between Massachusetts Industrial Finance Agency, as Sublessor, and Uno Foods, Inc. as Sublessee, dated
             April 19, 1994, filed as Exhibit 10(s) to the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 1994.*
     10.24   MetLife Capital Financial Corporation Mortgage Notes: $1,875,000 8.75% Note dated December 23, 1996 of
             8250 International Drive Corporation, $825,000 8.75% Note dated December 23, 1996 of Saxet Corporation,
             $900,000 8.75% Note dated December 23, 1996 of Saxet Corporation, $675,000 8.75% Note dated January 30,
             1997 of Saxet Corporation, $825,000 8.75% Note dated February 27, 1997 of Saxet Corporation, each payable to the order of MetLife Capital Financial Corporation, filed as Exhibit 10(q) to the 1997 Annual
             Report on Form 10-K.*
     10.25   $55,000,000 Amended and Restated Revolving Credit and Term Loan Agreement ("Revolving Credit and Term
             Loan Agreement") dated as of November 4, 1997 by and among Uno Restaurants, Inc. and Saxet Corp., as
             Borrowers, Uno Foods, Inc., Pizzeria Uno Corporation, URC Holding Company, Inc. and Uno Restaurant
             Corporation, as Guarantors, and Fleet National Bank, as Agent and BankBoston, N.A. as Co-Agent (without exhibits), filed as Exhibit 10(s) to the 1997 Annual Report on Form 10-K.*
     10.26   Amendment to Revolving Credit and Loan Agreement dated September 28, 1998.**
     10.27   Executive Employment Agreement dated October 1, 1997, as amended, by and between the Company and Paul
             McPhail.**
     10.28   Executive Employment Agreement dated October 1, 1997, as amended, by and between the Company and Robert
             Brown.**
     10.29   Executive Employment Agreement dated October 1, 1997, as amended, by and between the Company and Robert
             Vincent.**

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
     10.30   Executive Employment Agreement dated October 1, 1997, as amended, by and between the Company and Alan
             Fox.**
     10.31   Contract with Beatrice Cheese, Inc. dated March 18, 1999.**
     10.32   Promissory Note between the Company and Aaron D. Spencer dated August 26, 1999.**
      23.1   Consent of Brown, Rudnick, Freed & Gesmer (included in Exhibit 5.1).**
      23.2   Consent of Ernst & Young, LLP.**
      24.1   Power of Attorney (included on the signature page of this registration statement).**
      27.1   Financial Data Schedule.**

------------------------

  * Not filed herewith. In accordance with Rule 411 promulgated pursuant to the Securities Act of 1933, as amended, reference is made to the documents previously filed with the Commission, which are incorporated by reference herein.

 ** Filed herewith.

*** To be filed by amendment.

ITEM 17. UNDERTAKINGS

    (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant's Restated Certificate of Incorporation or By-Laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (b)  The undersigned registrant hereby further undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial BONA FIDE offering thereof.

        (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on September 8, 1999.

                                UNO RESTAURANT CORPORATION

                                By:             /s/ CRAIG S. MILLER
                                     ------------------------------------------
                                                  Craig S. Miller
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Craig S. Miller and Robert M. Vincent, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, and, in connection with any registration of additional securities pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to sign any abbreviated registration statement and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, in each case, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

     /s/ AARON D. SPENCER
------------------------------  Chairman and Director*       September 8, 1999
       Aaron D. Spencer

                                President, Chief Executive
     /s/ CRAIG S. MILLER          Officer and Director
------------------------------    (Principal Executive       September 8, 1999
       Craig S. Miller            Officer)*

                                Senior Vice
    /s/ ROBERT M. VINCENT         President-Finance, Chief
------------------------------    Financial Officer and      September 8, 1999
      Robert M. Vincent           Treasurer (Principal
                                  Financial Officer)

     /s/ PAUL W. MACPHAIL       Executive Vice President,
------------------------------    Chief Operating Officer    September 8, 1999
       Paul W. MacPhail           and Director*

     /s/ JOHN T. GERLACH
------------------------------  Director*                     August 31, 1999
       John T. Gerlach

    /s/ STEPHEN J. SWEENEY
------------------------------  Director*                     August 31, 1999
      Stephen J. Sweeney

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

     /s/ JAMES F. CARLIN
------------------------------  Director*                     August 31, 1999
       James F. Carlin

------------------------------  Director
       Tamara P. Davis

------------------------------  Director
       Kenneth D. Hill

------------------------------  Director
     James J. Kerasiotes

--------------------------

*   Constituting a majority of the board of directors.

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.***

       3.1   Restated Certificate of Incorporation, as amended, filed as Exhibit 3.1 to the Company's Quarterly
             Report on Form 10-Q for the fiscal quarter ended April 2, 1995 (the "April 2, 1995 Form 10-Q").*

       3.2   Amended and Restated By-laws filed as Exhibit 3.2 to the April 2, 1995 Form 10-Q.*

       4.1   Specimen Certificate of Common Stock.**

       5.1   Legal Opinion of Brown, Rudnick, Freed & Gesmer.**

      10.1   Lease between Uno Restaurants, Inc. and Aaron D. Spencer dated March 30, 1987 for premises in Boston,
             Massachusetts, filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Registration
             No. 33-13100) ("1987 Registration Statement").*

      10.2   Lease between Uno Restaurants, Inc. and Aaron D. Spencer dated March 30, 1987 for premises in West
             Roxbury, Massachusetts, filed as Exhibit 10.2 to the 1987 Registration Statement.*

      10.3   Amendment to Lease dated November 17, 1992 for premises in West Roxbury, Massachusetts.**

      10.4   Lease Between Uno Restaurants, Inc. and Lisa S. Cohen and Mark N. Spencer dated February 1, 1990 for premises in West Roxbury, Massachusetts.**

      10.5   Quitclaim Deed between Aaron D. Spencer, Lisa S. Cohen and Mark N. Spencer and Charles Park Road, LLC
             dated August 10, 1998.**

      10.6   Form of Franchise Agreement and Area Franchise Agreement, filed as Exhibit 10(d) to the Company's Annual
             Report on Form 10-K for fiscal year ended September 29, 1996 (the "1996 Annual Report on Form 10-K").*

      10.7   1999 Uniform Franchisee Offering Circular, including Current Form of Franchise Agreement, filed as
             Exhibit 10(d) on the Company's Annual Report on Form 10-Q for the fiscal quarter ended June 27, 1999
             (the "June 27, 1999 Form 10-Q").*

      10.8   Uno Restaurant Corporation 1987 Employee Stock Option Plan, as amended.**

      10.9   Uno Restaurant Corporation 1989 Non-Qualified Stock Option Plan for Non-Employee Directors, filed as
             Exhibit A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on February 8,
             1995.*

     10.10   Uno Restaurant Corporation 1993 Non-Qualified Stock Option Plan for Non-Employee Directors, as amended, filed as Exhibit 10(g) to the Company's Annual Report on Form 10-K for the fiscal year ended September
             28, 1997 (the "1997 Annual Report on Form 10-K").*

     10.11   Uno Restaurant Corporation 1997 Employee Stock Option Plan, filed as Exhibit A to the Company's Proxy
             Statement for the Annual Meeting of Stockholders held on February 26, 1997.*

     10.12   Uno Restaurant Corporation 1997 Key Officer Stock Option Plan, filed as Exhibit A to the Company's Proxy
             Statement for the Annual Meeting of Stockholders held on February 26, 1998.*

     10.13   Uno Restaurant Corporation 1997 Non-Qualified Stock Option Plan for Non-Employee Directors, filed as
             Exhibit B to the Company's Proxy Statement for the Annual Meeting of Stockholders held on February 26,
             1998.*

     10.14   Form of Indemnification Agreement between the Company and its Directors, filed as Exhibit 10.6 to the
             1987 Registration Statement.*

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
     10.15   Interest Rate Swap Agreement between Fleet Bank of Massachusetts, N.A. and Uno Restaurants, Inc. dated
             October 25, 1995, filed as Exhibit 10(k) to the Company's Annual Report on Form 10-K for the fiscal year ended October 1, 1995 (the "1995 Annual Report on Form 10-K").*

     10.16   Interest Rate Swap Agreement between Fleet Bank of Massachusetts, N.A. and Uno Restaurants, Inc. dated
             July 21, 1998, filed as Exhibit 10(n) to the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 1998 (the "1998 Annual Report on Form 10-K).*

     10.17   Note between the Company and Craig S. Miller dated April 1, 1997, filed as Exhibit 10(r) to the
             Company's 1997 Annual Report on Form 10-K.*

     10.18   Amendment to Promissory Note and Revised Debt Agreement dated April 7, 1998, and Second Amendment to
             Promissory Note and Revised Debt Agreement dated September 27, 1998, filed as Exhibit 10(p) to the 1998
             Annual Report on Form 10-K.*

     10.19   Third Amendment to Promissory Note and Revised Debt Agreement dated August 3, 1999, filed as Exhibit
             10(p) to the June 27, 1999 Form 10-Q.*

     10.20   Form of Change in Control Protection Agreements between Uno Restaurant Corporation and Mr. Spencer and
             Mr. Miller, filed as Exhibit 10(m) to the 1997 Annual Report on Form 10-K.*

     10.21   Form of Change in Control Protection Agreements between Uno Restaurant Corporation and Senior Vice
             Presidents, filed as Exhibit 10(n) to the 1997 Annual Report on Form 10-K.*

     10.22   Form of Change in Control Protection Agreements between Uno Restaurant Corporation and its other officers, filed as Exhibit 10(o) to the 1997 Annual Report on Form 10-K.*

     10.23   Master Lease-Purchase Agreement between ORIX Credit Alliance, Inc., as Lessor, and Massachusetts
             Industrial Finance Agency, as Lessee, dated April 19, 1994, and Master Sublease-Purchase Agreement between Massachusetts Industrial Finance Agency, as Sublessor, and Uno Foods, Inc. as Sublessee, dated
             April 19, 1994, filed as Exhibit 10(s) to the Company's Annual Report on Form 10-K for the fiscal year ended October 2, 1994.*

     10.24   MetLife Capital Financial Corporation Mortgage Notes: $1,875,000 8.75% Note dated December 23, 1996 of
             8250 International Drive Corporation, $825,000 8.75% Note dated December 23, 1996 of Saxet Corporation,
             $900,000 8.75% Note dated December 23, 1996 of Saxet Corporation, $675,000 8.75% Note dated January 30,
             1997 of Saxet Corporation, $825,000 8.75% Note dated February 27, 1997 of Saxet Corporation, each payable to the order of MetLife Capital Financial Corporation, filed as Exhibit 10(q) to the 1997 Annual
             Report on Form 10-K.*

     10.25   $55,000,000 Amended and Restated Revolving Credit and Term Loan Agreement ("Revolving Credit and Term
             Loan Agreement") dated as of November 4, 1997 by and among Uno Restaurants, Inc. and Saxet Corp., as
             Borrowers, Uno Foods, Inc., Pizzeria Uno Corporation, URC Holding Company, Inc. and Uno Restaurant
             Corporation, as Guarantors, and Fleet National Bank, as Agent and BankBoston, N.A. as Co-Agent (without exhibits), filed as Exhibit 10(s) to the 1997 Annual Report on Form 10-K.*

     10.26   Amendment to Revolving Credit and Loan Agreement dated September 28, 1998.**

     10.27   Executive Employment Agreement dated October 1, 1997, as amended, by and between the Company and Paul
             McPhail.**

     10.28   Executive Employment Agreement dated October 1, 1997, as amended, by and between the Company and Robert
             Brown.**

     10.29   Executive Employment Agreement dated October 1, 1997, as amended, by and between the Company and Robert
             Vincent.**

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
     10.30   Executive Employment Agreement dated October 1, 1997, as amended, by and between the Company and Alan
             Fox.**

     10.31   Contract with Beatrice Cheese, Inc. dated March 18, 1999.**

     10.32   Promissory Note between the Company and Aaron D. Spencer dated August 26, 1999.**

      23.1   Consent of Brown, Rudnick, Freed & Gesmer (included in Exhibit 5.1).**

      23.2   Consent of Ernst & Young, LLP.**

      24.1   Power of Attorney (included on the signature page of this registration statement).**

      27.1   Financial Data Schedule.**

------------------------

  * Not filed herewith. In accordance with Rule 411 promulgated pursuant to the Securities Act of 1933, as amended, reference is made to the documents previously filed with the Commission, which are incorporated by reference herein.

 ** Filed herewith.

*** To be filed by amendment.